EXHIBIT 99.2

Suite 500 – 200 Burrard Street
Vancouver, British Columbia, Canada, V6C 3L6
Telephone: (604) 685-2323 • Fax: (604) 629-5228

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

SPECIAL MEETING OF HOLDERS OF COMMON SHARES OF BAJA MINING CORP.
APRIL 3, 2012

THE BOARD OF BAJA UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE:

● AGAINST MOUNT KELLETT’S RESOLUTION TO REMOVE DIRECTORS GILES BAYNHAM AND GERALD PROSALENDIS;

● AGAINST MOUNT KELLET’S RESOLUTION TO INCREASE THE SIZE OF THE BOARD TO NINE IF SUCH RESOLUTION IS NOT PASSED;

● WITHHOLD THEIR VOTES FROM THE RESOLUTIONS TO ELECT MOUNT KELLETT’S NOMINEES LEHNER AND WAISBERG TO THE BOARD; AND

● FOR THE OPTION PLAN AMENDMENT RESOLUTION.

THE FUTURE OF BAJA MINING CORP. AND YOUR INVESTMENT WILL BE DETERMINED BY THE OUTCOME OF THIS VOTE.  DO NOT ALLOW MOUNT KELLETT TO ADVANCE ITS HIDDEN AGENDA OF TAKING CONTROL OF BAJA AND YOUR INVESTMENT.

YOUR GOLD PROXY MUST BE RECEIVED BY COMPUTERSHARE INVESTOR SERVICES BY
10:00 A.M. (VANCOUVER TIME)/1:00 P.M. (TORONTO TIME) ON MARCH 30, 2012

If you have any questions, or require any assistance in voting your shares, please call Laurel Hill Advisory Group Toll Free in North America at 1-877-304-0211 or Collect at 1-416-304-0211

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner and have had these materials sent directly to you, your name and address and information about your holdings of securities have been obtained in accordance with the applicable securities regulatory requirements from the intermediary holding on your behalf.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

NOTICE OF MEETING

Special Meeting of Shareholders of Baja Mining Corp.

A Special Meeting (the “Meeting”) of the shareholders of Baja Mining Corp. (“Baja”, the “Company” or “we”) will be held in the Oceanview Suite 4, Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada on Tuesday, the 3rd day of April, 2012 at 10:00 a.m. (Vancouver time).

At the Meeting, shareholders will be asked to consider and if deemed advisable, to pass the following resolutions, all of which are proposed by Mount Kellett Master Fund II A LP (“Mount Kellett”):

1.	a resolution that directors Giles Baynham and Gerald Prosalendis be removed from Baja’s board of directors (the “Board) (the “Director Removal Resolution”);

2.	If the Director Removal Resolution is NOT passed, a resolution to set the number of directors of the Company at nine (the “Board Expansion Resolution”);

3.	If either the Director Removal Resolution or the Board Expansion Resolution is passed,

a.	a resolution electing Mount Kellett nominee Stephen Lehner to the Board (the “Lehner Election Resolution”);

b.	a resolution electing Mount Kellett nominee Lorie Waisberg to the Board (the “Waisberg Election Resolution”); and

4.	a resolution to amend Baja’s stock option plan, as detailed in Exhibit G of the accompanying management information circular (the “Option Plan Amendment Resolution”).

Management of the Company is soliciting the enclosed GOLD form of proxy. The accompanying management information circular (the “Information Circular”) provides additional information relating to the matters to be dealt with at the Meeting.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and the Information Circular to ensure that their shares will be voted at the Meeting.

THE BOARD OF BAJA UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT MOUNT KELLETT’S PROPOSED BOARD CHANGES, AND VOTE AGAINST THE DIRECTOR REMOVAL RESOLUTION, AGAINST THE BOARD EXPANSION RESOLUTION, WITHHOLD THEIR VOTES FROM THE LEHNER ELECTION RESOLUTION AND THE WAISBERG ELECTION RESOLUTION, AND VOTE FOR THE OPTION PLAN AMENDMENT RESOLUTION.

Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed GOLD form of proxy (the “GOLD Proxy”) to the Company’s transfer agent:

Computershare Investor Services Inc.
Suite 100 University Avenue, 9th Floor
Toronto, Ontario, M5J 2Y1

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

by 10:00 a.m. (Vancouver time)/1:00 p.m. (Toronto time) on March 30, 2012 so as large a representation as possible may be had at the Meeting. The Chair of the Meeting may waive this cut-off at his discretion without notice.  The GOLD Proxy also includes instructions as to how you may vote by telephone or via the internet.

The Board has fixed the close of business on February 3, 2012 as the record date for determination of shareholders entitled to notice of the Meeting or any adjournment or adjournments thereof and the right to vote thereat.  To be valid, a proxy must be received at the office of Computershare Investor Services of Canada, Suite 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 10:00 a.m. (Vancouver time)/1:00 p.m. (Toronto time) on March 30, 2012 or in the case of a meeting adjournment, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting to resume. The Chair of the Meeting has the discretion to accept late proxies.

DATED at Vancouver, British Columbia, this 3rd day of February, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“John Greenslade”

John W. Greenslade
President, CEO and Director

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

TABLE OF CONTENTS

NOTICE OF MEETING	2
TABLE OF CONTENTS	4
MANAGEMENT INFORMATION CIRCULAR	6
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	6
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	8
BAJA INFORMATION CIRCULAR - QUESTIONS AND ANSWERS	9
REASON FOR THIS SOLICITATION	16
Background	16
The Danger of Electing Mount Kellett	17
Mount Kellett: Putting Itself Ahead of other Baja Shareholders	18
Mount Kellett: Using Stealth to Accumulate Almost 20%	19
Mount Kellett: Now We Want More Than 30%	19
Baja’s Growing Concern	20
Baja: Explaining its Concerns to Mount Kellett and Considering Mr. Lehner	21
Mount Kellett’s Governance Contradictions	22
Baja’s Good Governance	22
The Evidence of Mount Kellett’s Hypocrisy on Governance	23
Mr. Waisberg’s Independence from Mount Kellett Is Now in Question	25
Mount Kellett’s “Culture of Nepotism” Smokescreen	26
Mount Kellett: Attacking Baja’s Board	28
Baja Makes a Final Attempt to Avoid a Proxy Contest	28
Reasons for the Board’s Recommendations	28
GENERAL VOTING INFORMATION	30
Proxy Solicitation	30
Eligibility for Voting	30
Voting by Proxy – Validity and Discretionary Powers	30
Vote Counting	31
Quorum	31
VOTING INFORMATION	32
Determine What Type of Shareholder You Are	32
Registered Shareholder – Voting Instructions	32
Beneficial (non-registered) Shareholders – Voting Instructions	33
Issued Capital and Principal Holders	34
Communicating with the Board of Baja	35
Interest of Certain Persons or Companies in Matters to be Acted Upon	35
Interest of Informed Persons in Material Transactions	35
CORPORATE GOVERNANCE	36
Board of Directors	36
Board Mandate	36
Independence of Directors	36
Chair of the Board	36
Committees of the Board	37
Position Descriptions	39
Orientation and Continuing Education	39
Ethical Business Conduct	40

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Governance Policies	41
Directors Material Interests	41
Compensation	42
Board Evaluations	42
Management Supervision by the Board	42
BOARD OF DIRECTORS	43
Your Board	43
Director Information	43
Other Public Company Directorships and Committee Appointments	44
Meeting Attendance	45
COMPENSATION OVERVIEW	47
Compensation Philosophy	47
Industry Benchmarking	48
Compensation Objectives	49
Key Elements of Compensation	49
Options Outstanding and Shares Reserved for Issue	56
Balancing Risk and Rewards	56
Compensation Approval Process	59
Compensation Committee	59
Extended Health Benefits	60
Pension Plan	60
EXECUTIVE COMPENSATION	60
Incentive Plan Awards	61
All Other Compensation	63
Performance Graph	64
Termination Arrangements	64
Change of Control Provisions	65
Executive Compensation-Related Fees	65
DIRECTOR COMPENSATION	66
Retainers and Fees	67
Option-based and Share-based Awards	67
Share Ownership Guidelines	68
68
CERTAIN INFORMATION REGARDING THE DISSIDENT NOMINEES	69

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Baja Mining Corp. (“Baja”, the “Company”, or “we”) for use at the special meeting of Baja’s shareholders to be held on April 3, 2012 at 10:00 a.m. (Vancouver time) (the “Meeting”) and any adjournment or adjournments thereof. No person has been authorized by the Company to give any information or make any representations in connection with any matter to be considered at the Meeting other than those contained in this Information Circular and if given or made, any such information or representations must not be relied upon as having been authorized by the Company. Information presented herein is as of January 31, 2012, unless otherwise noted.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

The Meeting has been called for the purposes of considering and voting on the following resolutions:

1.	a resolution that each of directors Giles Baynham and Gerald Prosalendis be removed from Baja’s board of directors (the “Board”) (the “Director Removal Resolution”);

2.	If the Director Removal Resolution is NOT passed, a resolution to set the number of directors of the Company at nine (the “Board Expansion Resolution”);

3.	If either the Director Removal Resolution or the Board Expansion Resolution is passed,

a.	a resolution electing Mount Kellett nominee Stephen Lehner to the Board (the “Lehner Election Resolution”);

b.	a resolution electing Mount Kellett nominee Lorie Waisberg to the Board (the “Waisberg Election Resolution”); and

4.	a resolution to amend Baja’s stock option plan, as detailed in this Information Circular (the “Option Plan Amendment Resolution”).

The Director Removal Resolution is a special resolution requiring the affirmative vote of 66 2/3 of the votes cast by Baja shareholders in person or by proxy at the Meeting.

THE BOARD OF BAJA UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT MOUNT KELLETT’S PROPOSED BOARD CHANGES, AND VOTE AGAINST THE DIRECTOR REMOVAL RESOLUTION, AGAINST THE BOARD EXPANSION RESOLUTION, WITHHOLD THEIR VOTES FROM THE LEHNER ELECTION RESOLUTION AND THE WAISBERG ELECTION RESOLUTION, AND VOTE FOR THE OPTION PLAN AMENDMENT RESOLUTION.

Your vote is very important to the future of your investment in Baja.  If after reading this Information Circular you agree that it is not in Baja’s best interests to remove highly qualified independent directors from Baja’s Board and replace them with nominees of a significant shareholder which is demonstrably engaging in a creeping takeover of the Company or to add such nominees to the Board, please sign, date and deposit the enclosed GOLD form of proxy (the “GOLD Proxy”).  Whether or not you plan to attend the Meeting, we ask that you complete and return the enclosed GOLD Proxy promptly and discard any material that you receive from anyone other than from the management of Baja.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Please follow the instructions in this Information Circular under “Voting Instructions” with respect to depositing your GOLD Proxy. Management of Baja has included material in this Information Circular with respect to Mount Kellett and its nominees, which is based on publicly available information and/or information provided to Baja by Mount Kellett. Neither Baja nor the directors of Baja have knowledge of whether the publicly available information and/or the information Mount Kellett has provided to Baja is accurate and makes no representation that this information is complete or accurate. Certain information which is required to be disclosed about the Mount Kellett nominees has not been disclosed as it has not been provided by the Mount Kellett for inclusion in this Information Circular. In this Information Circular, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Information Circular contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance. In some cases you can identify forward-looking statements by the use of terminology such as “may”, “should”, “anticipates”, “believes”, “expects”, “intends”, “forecasts”, “plans”, or the negative of these terms or similar terminology. These forward-looking statements speak only as of the date of forward-looking statements, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including:

●	the possibility that the resolutions to be considered at the Meeting are passed;
●	fluctuations in prices of copper, cobalt, zinc and manganese;
●	fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar/Mexican peso exchange rates;
●	the increased demand for, and cost of, exploration, development and construction services and equipment;
●	the Company's history of losses and the possibility of future losses;
●	risks related to future exploration, development, mining and mineral processing;
●	the ability of the Company to achieve and/or meet production volume or operating cost estimates;
●	the ability of the Company to achieve and/or maintain projected production levels at the Boleo Project;
●	uncertainty related to title of the Company's mineral properties;
●	the accuracy of mineral reserve and mineral resource estimates;
●	the availability of infrastructure necessary to develop the Boleo Project;
●	the cost of reagents and, in particular, sulphur and petroleum based products;
●	the ability of the Company to retain and recruit qualified personnel or raise capital;
●	the ability of the Company to obtain or maintain external financing to develop the Boleo Project;
●	risks associated with mining activities situated entirely in a single country;
●	risks associated with potential changes in governmental legislation or regulatory requests;
●	risks associated with development activities abroad;
●	the risk that permits and regulatory approvals necessary to develop and operate a mine on the Company's property will not be available on a timely basis, on reasonable terms or at all;
●	environmental risks;
●	the loss of key personnel;
●	hedging risks;
●	the ability of the Company to comply with the terms of its credit facilities; and
●	the ability of the Company to maintain adequate internal control over financial reporting.

The Company cautions that the list of risks and assumptions set forth above is not exhaustive. All forward-looking statements in this Information Circular are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this Information Circular are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

BAJA INFORMATION CIRCULAR - QUESTIONS AND ANSWERS

Q:	What am I being asked to vote on?

A:
The Meeting has been called at the request of the dissident Mount Kellett to add two Mount Kellett nominees to the Board. Mount Kellett proposes either to expand the Board or replace two current Baja directors, Giles Baynham and Gerald Prosalendis, whom Mount Kellett seeks to remove. At the Meeting, shareholders will also vote on a resolution to amend Baja’s stock option plan, the text of which is contained in Exhibit G of this Information Circular.

Q:	What does the Board recommend?

A:	Baja’s Board unanimously recommends that shareholders vote only the GOLD Proxy and vote:

●	AGAINST MOUNT KELLETT’S RESOLUTION TO REMOVE DIRECTORS GILES BAYNHAM AND GERALD PROSALENDIS;

●	AGAINST MOUNT KELLETT’S RESOLUTION TO INCREASE THE SIZE OF THE BOARD TO NINE IF SUCH RESOLUTION IS NOT PASSED;

●	WITHHOLD THEIR VOTES FROM THE RESOLUTIONS TO APPOINT MOUNT KELLETT’S NOMINEES LEHNER AND WAISBERG TO THE BOARD; AND

●	FOR THE OPTION PLAN AMENDMENT RESOLUTION.

Q:	What is this proxy contest about?

A:
Your Board believes Mount Kellett has tried to put its interests above those of other shareholders and wants to achieve a creeping takeover of Baja without paying a premium for control. Please read the “Reason for this Solicitation” section starting on page 16 of this Information Circular for more information, including details of Mount Kellett’s requests for a special exemption from Baja’s shareholder rights plan (the “Shareholder Rights Plan”) that would have permitted it to acquire more than 30% of Baja last year. The Board refused to grant this special status to Mount Kellett, and believes this refusal is the real reason for this proxy contest.  The Board anticipates that if Mount Kellett is successful, shareholders will see further attempts by Mount Kellett to acquire additional common shares (“Shares”) and consolidate a control position without paying a premium. The Board believes Mount Kellett will try to overcome Baja’s Shareholder Rights Plan, which was approved by Baja’s shareholders at its last annual general meeting and which prevents any shareholder from exceeding 19.9% ownership unless it offers a premium to all shareholders for control.

Q:	Mount Kellett is a substantial shareholder; why not just give it two seats on the Board?

A:
We offered Mount Kellett two Board seats. The issue is whether one of those directors should be a Mount Kellett employee. Given the Board’s opinion that Mount Kellett has a hidden agenda, it would be dangerous to allow a director who is not independent from Mount Kellett on Baja’s Board.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Q:	Why didn’t you just add the requisitioned business to the next annual general meeting?

A:	We ask the same question of Mount Kellett – it was Mount Kellett who insisted on requisitioning the Meeting rather than simply bringing forward its requests at Baja’s next annual general meeting.

Q:	How can shareholders stop Mount Kellett?

A:
Shareholders have the power to protect their investment, and allow management to bring the Boleo project into production and create value for all shareholders by voting only the GOLD Proxy and by voting as recommended by your Board.

Q:	What if I can’t attend the Meeting in person?

A:	Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed GOLD Proxy to the Company’s transfer agent:

Computershare Investor Services Inc.
Suite 100 University Avenue, 9th Floor
Toronto, Ontario, M5J 2Y1

by 10:00 a.m. (Vancouver time)/1:00 p.m. (Toronto time) on March 30, 2012 so that as large a representation as possible may be had at the Meeting. The Chair of the Meeting may waive this cut-off at his discretion without notice.  The GOLD Proxy also includes instructions as to how you may vote by telephone or via the internet.

Q:	Who is soliciting my proxy?

A:	The Baja Board, on behalf of management is soliciting the GOLD Proxy for use at the Meeting. In connection with this solicitation, the Board has provided this Information Circular.

Q:	How will the solicitation be made?

A:
The solicitation will be made primarily by mail. You are requested to execute the GOLD Proxy to ensure that your votes are exercised at the Meeting. The Company has also retained the services of Laurel Hill Advisory Group to solicit proxies, among other services. The cost of the solicitation and such other services is estimated to be up to $1 million and will be borne by the Company.

Q:	What documents have been sent to shareholders?

A:
In addition to the Information Circular, shareholders have been sent a letter to shareholders and a GOLD Proxy or voting instruction form (the “Meeting Materials”). Copies of these documents (other than the voting instruction form) are available at www.bajamining.com and under Baja’s profile at www.sedar.com.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Q:	How many votes do I have?

A:	Each shareholder is entitled to one vote for each Share held at the close of business on February 3, 2012 (the “Record Date”).

Q:	How many Shares are eligible to vote?

A:	The number of Shares outstanding on the Record Date will be equal to the number of eligible votes. On the Record Date, the Company had 339,563,275 Shares outstanding.

Q:	What is the quorum?

A:	According to the Articles of Incorporation of Baja (the “Articles”), the following constitutes a quorum at a meeting of shareholders:

●	two shareholders in person; or
●	one or more proxyholders representing two shareholders; or
●	one shareholder and a proxyholder representing another shareholder.

Q:	Are there any principal shareholders?

A:
To the knowledge of the directors and senior officers of the Company, no one person or entity beneficially owns, directly or indirectly, or exercises direction or control over, more than 10% of the Company’s Shares other than Mount Kellett, which holds 19.9% of the Company’s Shares.

Q:	Who will count the votes?

A:	Votes will be tabulated by Computershare Investor Services Inc. (“Computershare”).

Q:	How do I vote?

A:
If you held Shares at the close of business on Friday, February 3, 2012, you are eligible to vote your Shares in respect of the matters to be acted on (as noted in the accompanying Notice of Meeting (the “Notice”)) at the Meeting.

Each Share is entitled to one vote. If your Shares are held in the name of a bank, intermediary or broker (a “Nominee”), please see the instructions below under the heading “How can a Beneficial (non-registered) Shareholder vote?” on below and “Beneficial (non-registered) Shareholder – Voting Instructions” on page 33.

Q:	How do I determine what type of shareholder I am?

A:
There are several steps you must take in order to vote your Shares at the Meeting. For the purpose of voting at the Meeting, you must first determine what type of shareholder you are: a registered shareholder or a beneficial shareholder.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Registered Shareholder: You are a registered shareholder if your Shares are held in your personal name and you are in possession of a share certificate that indicates the same.

Beneficial (Non-registered) Shareholder: A majority of shareholders are non-registered. You are a Beneficial Shareholder if your Shares are:
●	held in the name of a Nominee.
●	deposited with a bank, a trust, a brokerage firm or other type of institution, and such Shares have been transferred out of your name
●
held either (a) in the name of the intermediary that the Beneficial Shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS) with which your Nominee deals.

Follow the steps in the appropriate category below once you have determined your shareholding type. Please note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Q:	How can a Beneficial (Non-registered) shareholder vote?

A:
If you are a non-registered beneficial holder of Shares, you may vote in person, by proxy, by telephone or by internet only by following the procedures outlined below. If you wish to vote by telephone or internet, please see the GOLD Proxy enclosed for details on protocol.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Shares in person, insert your own name in the space provided on the enclosed voting instruction form (“VIF”). Then, follow the signing and return instructions provided by your Nominee. If you do not properly follow the return instructions provided by your Nominee, you may not be able to vote such Shares. Before the official start of the Meeting on April 3, 2012, please register with the representative(s) from Computershare, who will be situated at a welcome table just outside the Meeting room. Once you are registered with Computershare, and provided the instructions you provided to your Nominee have been forwarded by your Nominee to Computershare, your vote will be requested and counted at the Meeting.

To Vote by Proxy

Generally, you will either:

a)
be given a proxy supplied to you by your Nominee that is similar to the GOLD Proxy provided to registered shareholders of Baja.  However its purpose is limited to instructing your Nominee on how to vote on your behalf. You should carefully follow the instructions provided to you by your Nominee for voting your Shares; or

b)
Nominees now frequently delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s GOLD Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.  If you receive a VIF from Broadridge, you cannot use it to vote Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Whether you choose to vote your beneficially held Shares by VIF or in person, you must carefully follow the instructions that accompany either the VIF or GOLD Proxy, including those regarding when and where the VIF or GOLD Proxy is to be delivered, and the deadline for delivery.

Q:	How can a Registered Shareholder vote?

A:
If you are a registered shareholder, you may vote in person, by proxy, by telephone or by internet. If you wish to vote by telephone or internet, please see the GOLD Proxy enclosed for details on protocol.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Shares in person, you do not need to complete and return the enclosed GOLD Proxy. Before the official start of the Meeting on April 3, 2012, please register with the representative(s) from Computershare, which will be acting as scrutineer at the Meeting, who will be situated at a welcome table just outside the room in which the Meeting will be held. Once you are registered with the scrutineer, your vote will be requested and counted at the Meeting.

To Vote by Proxy

If you not able to attend the Meeting in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint someone else, who may or may not be a shareholder of the Company, to vote on your behalf. You do this by appointing them as your proxyholder.

Use the GOLD Proxy or another proper form of proxy. The persons named in the accompanying GOLD Proxy are directors of the Company and are nominees of management. You can choose to have management’s appointee vote your Shares or may appoint a person of your choice by striking out the printed names and inserting the desired person’s name and address in the blank space provided. Complete the balance of the GOLD Proxy, sign it and return it to Computershare at the address indicated on the accompanying Notice. Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and the GOLD Proxy has been properly completed and executed.

Q:	How do I appoint someone else to vote for me?

A:
If you not able to attend the Meeting in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint someone else, who may or may not be a shareholder of the Company, to vote on your behalf. You do this by appointing them as your proxyholder.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Use the GOLD Proxy or another proper form of proxy. The persons named in the accompanying GOLD Proxy are directors of the Company and are nominees of management. You can choose to have management’s appointee vote your Shares or may appoint a person of your choice by striking out the printed names and inserting the desired person’s name and address in the blank space provided. Complete the balance of the GOLD Proxy, sign it and return it to Computershare at the address indicated on the accompanying Notice.  Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and the GOLD Proxy has been properly completed and executed.

You may not vote both by proxy and in person. If you have voted by proxy, you will not be able to vote your Shares in person at the Meeting, unless you revoke your proxy (see “Revoking Your Proxy” on page 33). Return your completed GOLD Proxy by mail to Computershare or by fax or online by following the directions on the GOLD Proxy by 10:00 a.m. (Vancouver time)/1:00 p.m. (Toronto time) on March 30, 2012, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned meeting.

Q:	How will my GOLD Proxy be voted?

A:
If either Mr. Greenslade or Mr. Baynham, management’s nominees as indicated on the GOLD Proxy, are appointed as your proxyholder, and you do not specify how you wish your Shares to be voted, your Shares will be voted as follows:

Director Removal Resolution	AGAINST
Board Expansion Resolution	AGAINST
Lehner Election Resolution	WITHHOLD
Waisberg Election Resolution	WITHHOLD
Option Plan Amendment Resolution	FOR

Baja has a Majority Voting Policy.  Pursuant to this policy, in uncontested elections of directors at duly called meetings of shareholders, any director nominee who receives a greater number of “Withhold” votes than “For” votes will be considered by Baja’s Board not to have received the support of shareholders, even though duly elected as a matter of corporate law.  Any such nominee will be expected to immediately tender his or her resignation to the Chair of the Board.   The Chair of the Board will refer the resignation to Baja’s Nominating Committee for consideration and, except in special or extenuating circumstances, will be expected to recommend that the Board accept the resignation. The Board may fill a vacancy in accordance with Baja’s Articles and applicable law.  The proposed election of directors at the Meeting is an uncontested election of directors to which the Majority Voting Policy applies.

The Articles of Baja provide that a proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointer or his attorney duly authorized in writing, or, if such appointer is a corporation, either under its seal or under the hand of an officer or attorney duly authorized for that purpose.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Q:	What if I want to revoke my proxy?

A:
You may revoke your proxy at any time before it is acted on. In order to revoke your proxy, you must send a written statement indicating you wish to have your proxy revoked. This written statement must be received by Computershare at the address indicated on the accompanying Notice by 10:00 a.m. (Vancouver time)/1:00 p.m. (Toronto time) on March 30, 2012 or delivered to the Chair of the Meeting on April 3, 2012.

Q:	When and where will the Meeting of the shareholders of Baja take place?

A:	The Meeting will be held in the Oceanview Suite 4, Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada on Tuesday, the 3rd day of April, 2012 at 10:00 a.m. (Vancouver time).

Q:	Who should I contact for more information or assistance in voting my Shares?

A:
If you have any questions, or require any assistance in voting your Shares, please call Laurel Hill Advisory Group Toll Free in North America at North America at 1-877-304-0211 or Collect at 1-416-304-0211.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

REASON FOR THIS SOLICITATION

Background

This proxy contest is about stopping a creeping takeover of Baja by Mount Kellett, a dissident that is attempting to put its interests above those of all other shareholders. Last year Mount Kellett sought exemptions that would have permitted it to acquire more than 30% of Baja’s Shares. Your Board, which refused the exemptions, believes Mount Kellett wants control of your company without paying a premium.

Your Board has worked hard and made dramatic progress towards creating an operating mine at Boleo. The Board has done so for the benefit of Baja and all its shareholders.  Now, the Board needs your help to ensure that it is able to continue working towards this goal for the benefit of all shareholders.

Baja is poised to create a substantial increase in value for shareholders over the next 18 months as it becomes a significant base metal producer. Mount Kellett is trying to capture more of this value for itself, at your expense.  If Mount Kellett’s representatives are elected, Mount Kellett will have additional influence over Baja and access to non-public information that could help advance its special status agenda.

Mount Kellett’s insistence on having its representatives (and in particular, its Managing Director Stephen Lehner) on the Board may be in Mount Kellett’s best interest, but it is not in the best interests of Baja or other shareholders. If you don’t stop Mount Kellett now, you may not be able to stop Mount Kellett later.

Consider the following:

●
Mount Kellett launched this proxy contest not for the reasons it has stated, but because Baja’s Board rejected the Mount Kellett initiatives described below that were self-serving and not in the interests of Baja or its shareholders. The Board:

o	Rejected Mount Kellett’s offer of equity financing – Mount Kellett’s offer came with a number of strings attached that would put it ahead of other shareholders.

o
Rejected two separate proposals from Mount Kellett to increase its ownership above the 19.9% maximum permitted under Baja’s shareholder-approved Shareholder Rights Plan – Mount Kellett was unwilling to offer a premium to all shareholders for control.  Under Canadian securities laws 20% is a significant threshold – an ownership level at which a shareholder is deemed to be a “control person”.

●
Having failed to influence the Board, Mount Kellett is now trying to obtain direct, inside access to the Board in pursuit of a hidden objective: to further increase its ownership and gain control without paying a premium for control.

●
Mount Kellett, which describes itself on its website as an “opportunistic” investor, used stealth tactics to accumulate its current 19.9% holding and is attempting to disguise its real agenda with a governance smokescreen. Mount Kellett’s record demonstrates that it doesn’t really care about governance.  Nor has Mount Kellett offered any strategic plan or “vision” for Baja.  Mount Kellett has only one vision – its own best interests.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

●
Stephen Lehner rejected an offer to join the Board when Mount Kellett held approximately 11.9% of Baja's Shares. If he had joined then, insider reports would have been required to be filed on the System for Electronic Disclosure by Insiders (“SEDI”) for every subsequent trade by Mount Kellett, including the price at which it bought or sold Baja’s Shares. Instead, Mr. Lehner waited to demand a Board seat only after Mount Kellett had substantially increased its position. While he waited, Mount Kellett continued to increase its holding stealthily, with limited SEC and SEDAR filings that were less transparent, less frequent and less informative than SEDI filings, and less likely to come to the attention of Baja's other shareholders.

●	Mount Kellett rejected your Board’s fair offer to appoint as directors two Mount Kellett nominees who are independent of Mount Kellett.

●	Baja has a strong Board. There is no valid reason for a proxy contest.

●
Baja has outperformed most of its peers (see Exhibit F), and during a period of troubled financial markets has succeeded in completing a US$1.1 billion financing for the construction of the Boleo mine.

●
Mount Kellett had the option to simply wait to press its agenda at the annual general meeting of shareholders.  Instead Mount Kellett unnecessarily requisitioned the Meeting and has caused Baja to incur significant expense when instead it should be spending its funds on the Boleo project. Once again Mount Kellett has placed its own interests ahead of those of other shareholders.

Your Board last year became increasingly concerned about the demand of Mount Kellett employee Stephen Lehner to become a director of Baja. He is the front man for Mount Kellett’s special status demands. He is professionally conflicted. He lacks relevant experience. His interests are Mount Kellett’s, not those of other shareholders. If you elect him, Mount Kellett will have its man on the inside and will be a significant step closer to executing its creeping takeover strategy.

Lorie Waisberg, Mount Kellett’s other nominee, has relevant experience and appears to be qualified, but he has refused an invitation to join the Board. This conduct suggests that he is not independent of Mount Kellett.

Your Board needs your support to prevent Mount Kellett from advancing its creeping takeover. All votes matter, regardless of how many Shares you hold.  Protect the interests of all shareholders by keeping Mr. Lehner of Mount Kellett and his ally Mr. Waisberg off Baja’s Board. Vote only the GOLD Proxy so that your Board and management can remain focussed on developing Boleo and delivering value to all shareholders.

The Danger of Electing Mount Kellett

If Mount Kellett wins this proxy contest:

●
Mr. Lehner will have access to inside information, and obtain insights that other shareholders do not have regarding the Boleo project.  Mr. Lehner will have access to the strategic planning of the Board.  If he later resigns from the Board, Mount Kellett may use this knowledge to advantage itself, to the detriment of other shareholders. For example, these insights may help Mount Kellett to attempt to take Baja private or to bid on its own or with allies for Baja before Baja’s shareholders realize full value from the completion of the Boleo project.  Mount Kellett has made no commitment to a long-term standstill agreement that would protect other shareholders against the use of inside information.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

●
Mount Kellett has already demonstrated a willingness to use its influence for its own benefit rather than for the benefit of all shareholders. Mount Kellett’s ability to advance its agenda will be far more potent if it succeeds in putting directors who are not independent of Mount Kellett on the Baja Board. There may be crucial moments when Mount Kellett will seek its own benefit or will make the Board dysfunctional if it resists Mount Kellett’s demands. Mount Kellett may seek more influence by demanding more representatives on the Board.

●
Mr. Lehner faces a conflict of interest. On the one hand, he will owe a fiduciary duty to Baja and Baja’s shareholders. But as an employee of a self-proclaimed opportunistic trader, he may feel obliged to use every opportunity to maximize Mount Kellett’s own profit, even at the expense of Baja and its other shareholders. Due to this inherent conflict, many portfolio managers do not serve on boards. Nor does Mount Kellett have representatives on the Boards of other publicly traded companies. If and when the conflict of interest comes to a head, Baja shareholders can’t be sure which obligation will be paramount.

●
You may not be able to stop Mount Kellett later on.  Mount Kellett no doubt will dismiss the Board’s concerns.  Mount Kellett will tell you that its minority status on the Board will protect you should it seek special status again.  Mount Kellett will tell you that the Shareholder Rights Plan will prevent it from acquiring more Shares and influence.  But Mount Kellett’s principals, formerly senior executives with Goldman Sachs, are sophisticated financial players. If you leave the door ajar, do not be surprised if Mount Kellett finds a way to force it all the way open.

Mount Kellett: Putting Itself Ahead of other Baja Shareholders

When Baja first met Mount Kellett’s Mr. Lehner in September 2010, Mount Kellett expressed an interest in participating in a non-brokered private placement of Baja’s Shares. However, when Mr. Lehner presented Mount Kellett’s proposal, Baja became concerned that Mount Kellett was seeking to put itself ahead of other shareholders.

In November 2010, Baja successfully completed a $184 million equity financing without Mount Kellett’s involvement. The Board cooperated fully with Mount Kellett’s extensive due diligence but refused to move forward with Mount Kellett’s proposal due to a growing list of special demands.

Mount Kellett’s original private placement proposal was to acquire US$50 million of Baja’s Shares as a passive investor.  Mount Kellett proposed that this placement take place concurrently with Baja’s public offering to fund the equity portion of the Boleo mine financing.  As discussions progressed, Mount Kellett added demands for:

●	special rights which would assist it in selling its securities (so-called “piggyback rights”);
●	a Board seat;
●	pre-emptive rights to participate in any future equity financings to maintain their percentage shareholding; and
●	a right of first refusal to provide future equity financing.

No other shareholder has such extraordinary rights, and the Board would have been wrong to grant them to Mount Kellett. In retrospect, Mount Kellett’s 2010 demands provide insight into its real objective – obtaining control of Baja without offering a premium to Baja’s shareholders.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Mount Kellett: Using Stealth to Accumulate Almost 20%

Thwarted in its demand for special treatment financing, Mount Kellett turned to the open market to acquire nearly 20% of Baja Shares during 2011. Mount Kellett used the least transparent option at its disposal to report these acquisitions.

Canadian regulations generally require transparency by 10% shareholders so that markets remain fair and efficient. Transparency involves the disclosure within five days of every trade and the price at which the trade took place. Further, transparency involves the distribution of a news release and filing of a report by a new 10% shareholder to alert the investing public as to the accumulator’s intentions, with follow on news releases and reports each time a further 2% is acquired. This combination of disclosures, which Mount Kellett chose not to provide, allows the investing public to react while there is still time to react.

Baja shareholders did not have this information because Mount Kellett buried its accumulation in three filings with the US Securities and Exchange Commission (the “SEC”). The three SEC filings, which exclude disclosure of individual trades and the price for each individual trade, are summarized in Table 1:

    Table 1: Mount Kellett SEC Filings
#	Shares held	% of Baja’s total Shares	Filing date
1	40,022,700	11.9%	April 8, 2011
2	58,264,000	17.4%	May 6, 2011
3	67,421,117	19.9%	December 5, 2011

While Mount Kellett supplemented its SEC filings with three filings on the Canadian System for Electronic Document Analysts and Retrieval (”SEDAR”), the SEDAR filings exclude disclosure of individual trades and the price for each trade and need only be made on a monthly aggregated basis within ten days after the end of the month in which the trades were made. The three SEDAR filings are summarized in Table 2:

        Table 2: Mount Kellett SEDAR Filings
#	Shares held	% of Baja’s total Shares	Filing Date
1	55,111,600	16.4%	May 6, 2011
2	66,977,117	19.9%	June 10, 2011
3	67,461,117	19.9%	December 9, 2011

By choosing not to file its individual purchases on SEDI, Mount Kellett provided a warning of a different kind to Baja shareholders. The warning was that shareholders should be wary of Mount Kellett’s hidden intentions - be wary of a creeping takeover.

Mount Kellett: Now We Want More Than 30%

In early May, 2011, in a further proposal to the Board, Mount Kellett said it wanted to acquire up to $125 million of Baja’s Shares. Based on the trading price at the time, this would have been equivalent to more than 30% of Baja’s issued capital. Mount Kellett could have disclosed this intention to all Baja shareholders, but consistent with its stealth strategy, it chose not to do so.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

At the same time, consistent with its strategy of setting itself above other shareholders, Mount Kellett asked the Board for special treatment.  Mount Kellett knew that it could not exceed 19.9% ownership under Baja’s proposed Shareholder Rights Plan, so Mount Kellett requested a special exemption.

The Board’s response was swift and unequivocal. It unanimously concluded that an exemption would not be consistent with the principles of good governance nor would it be in the interest of all shareholders. On May 10, 2011, the Board informed Mount Kellett that it could not have an exemption.

Still, Mount Kellett persisted, requesting a private meeting with the Board. As a courtesy, the Board agreed. Immediately after the May 25, 2011 annual general meeting (the “2011 AGM”), this private meeting took place. Mr. Lehner and another Mount Kellett representative delivered a 45 minute presentation and once again pressed the Board for an exemption from the Shareholder Rights Plan and reiterated its desire to acquire more than 30% of Baja’s issued capital.

The Board again responded that it did not believe it was in the best interests of all shareholders to waive the Shareholder Rights Plan or make any special exceptions for one shareholder.  The Board also pointed out that Baja shareholders, including Mount Kellett, had just voted at Baja’s 2011 AGM to implement the Shareholder Rights Plan.  Mount Kellett’s approach to this issue is very telling: it wanted to be able to acquire more than 30% of the Shares of Baja and it wanted a Shareholder Rights Plan so that nobody else could do so too.

Baja’s Growing Concern

Mount Kellett’s demands for special status became a matter of concern to Baja and as a result Baja responded cautiously when Mr. Lehner contacted Mr. Greenslade and said Mount Kellett wanted Mr. Lehner to join the Board of Baja.  This initiative by Mr. Lehner took place on May 6, 2011, the same day Mount Kellett disclosed to the SEC that it owned 17.4% of Baja (as at May 3, 2011) and simultaneously disclosed on SEDAR (a site on which shareholders would not typically look for insider information) that it owned 16.4% of Baja (as at April 30, 2011).

Baja agreed to consider the Mount Kellett request. However, the Board noted the stealthy manner in which Mount Kellett had acquired millions of additional Shares in April 2011 without any SEDI filings or early warning reports or news releases. The Board also noted the repeated requests from Mount Kellett for an exemption to the Shareholder Rights Plan in May, 2011.

Taken as a whole, and combined with Mount Kellett’s strings-attached 2010 equity financing offer, the Board saw a disturbing pattern that raised doubt about Mr. Lehner’s suitability as a director.  For Baja, this doubt resulted in a change in perspective compared with the situation in early April 2011, when Mount Kellett disclosed to the SEC its initial 11.9% ownership position.

Several days after Mount Kellett’s initial disclosure in April 2011, Mr. Greenslade reached out to Mr. Lehner and asked if Mr. Lehner would be interested in joining the Board. At the time, Baja did not suspect that Mount Kellett had a hidden agenda.

Mr. Lehner responded in April 2011 that while he appreciated the gesture, Mount Kellett did not want a Board position. Had Mr. Lehner accepted a Board seat, Mount Kellett would have been required to file insider reports disclosing Mount Kellett’s growing Share position in Baja.  In May 2011, Mr. Lehner changed his mind – by which time Mount Kellett had substantially approached the 20% threshold which would trigger Baja’s Shareholder Rights

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Plan and potentially the application of Canadian takeover bid requirements.  By this time, as noted above, Baja was developing concerns that Mount Kellett’s interests were not aligned with those of all shareholders.

Baja: Explaining its Concerns to Mount Kellett and Considering Mr. Lehner

On October 7, 2011, Mr. Greenslade wrote to Mr. Lehner with regard to the Board’s concerns. Mr. Greenslade was acting on the instructions of Baja’s independent directors, a number of whom expressed concern over Mount Kellett’s intentions. Mr. Greenslade noted in his letter that consideration of the appointment of Mr. Lehner to the Board would be formally considered at a November 8, 2011 Baja Board meeting.

In his October 7, 2011 letter, Mr. Greenslade noted that the Board would view very favourably an independent nominee put forward by Mount Kellett who was not a director, officer or employee of Mount Kellett. This position was supported by the Board’s positive experience with an independent director nominee of another large shareholder, Louis Dreyfus Commodities Metals Suisse SA (“Louis Dreyfus”). This nominee, Wolf Seidler, joined the Board in January 2011. To avoid conflicts of interest and to continue to provide truly independent oversight of management and the affairs of Baja, Mr. Seidler is independent of both Baja and Louis Dreyfus.

During its November 8, 2011 meeting the Board discussed Mr. Lehner at length.  While it made no formal decision, the Board noted that Mr. Lehner might not be a satisfactory Baja director. There were concerns over his requests on behalf of Mount Kellett for special status, and there were concerns about potential consequences to all shareholders and the Company of having a large self-proclaimed opportunistic investor at the boardroom table.

The Board reviewed Mr. Lehner’s potential conflict of interest. On the one hand, he had his duties as a paid employee of Mount Kellett, managing the trading and investment decisions related to Baja as a fund manager. On the other hand, as a director of Baja he would be subject to fiduciary duties to act in the best interests of the Company and shareholders as a whole. The Board is concerned that this conflict might not be reconcilable.

The Board noted Mr. Lehner’s lack of experience as a director of a public company or a mining company.  This was problematic because it limits Mr. Lehner’s potential to contribute.

The Board also noted that Mr. Lehner aggressively pursued Mr. Greenslade for information, including confidential information about boardroom discussions at the director level. It appeared to the Board that Mr. Lehner was unconcerned about selective disclosure issues and the Board’s obligation to protect shareholder interests and confidential discussions.

On November 16, 2011, Mr. Lehner contacted Mr. Greenslade and asked if the Board would agree to the appointment of an independent nominee who was also independent of Mount Kellett.  Mr. Lehner also asked if the Board would agree to the continued appointment of that nominee provided Mount Kellett’s shareholdings were above an agreed upon threshold.

The Board received this suggestion very positively, but Mount Kellett failed to follow through. In a December 4, 2011 letter to Mr. Greenslade, Mount Kellett reverted to its hard line original approach, demanding that Mr. Lehner be appointed to the Board. Mount Kellett was and is unwilling to compromise on this critical point.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Mount Kellett’s true motivations are revealed by this refusal.  There is nothing special that Mr. Lehner would bring to Baja from a governance perspective that an independent, qualified nominee would not also bring. The only special thing Mr. Lehner brings is access to information for Mount Kellett.

Mount Kellett’s Governance Contradictions

In its December 16, 2011 requisition, Mount Kellett omits any reference to its variety of demands for special treatment from Baja. Instead, in Mount Kellett’s requisition and subsequent news releases, it recites dissatisfaction with governance issues that it never previously raised with Baja. These contradictions demand closer scrutiny.

Mount Kellett’s prior silence on governance cannot be explained by a shortage of opportunities. Mount Kellett could have raised the issue during its private two-day tour of the Boleo project in October 2010, or during its 45-minute presentation to the entire Board in May 2011, or during dozens of other meetings, calls and e-mails. Instead, during all this time Mount Kellett was consistently supportive of Baja’s Board and management.

So why the sudden public vilification campaign on Baja’s governance? There is really only one plausible answer. Mount Kellett is using governance as a smokescreen. It hopes that shareholders will be distracted from its hidden agenda: a creeping takeover in which Mount Kellett gets control without paying a premium.

Would an opportunistic investor really spend several hundred thousand dollars on an altruistic crusade to improve Baja’s corporate governance? Of course not. Mount Kellett spends its money to advance Mount Kellett’s interests.  This is not an altruistic crusade; this is a self-interested reconnaissance mission.

Mount Kellett’s true position on governance is objectively verifiable: it doesn’t care. If it did, its other publicly traded investments would reflect the standards it set for Baja. The fact is, Mount Kellett’s other publicly traded investments have a poor governance track record. The same holds true for the companies on whose boards its nominee Mr. Waisberg serves.

Baja’s Good Governance

Baja does care. As outlined in the correspondence with Mount Kellett, attached as Exhibits B, D and E to this Information Circular, and in Baja’s news releases of January 3 and January 12, 2012, Baja’s Board has addressed every governance issue raised by Mount Kellett’s requisition. In many cases, all that was required was a written policy update to reflect existing governance practices.  Baja’s governance was already at a very high standard.

In one case, Baja’s stock option plan (the “Plan”), the Board acknowledges that it made an accommodation with reluctance. Most of the changes requested by Mount Kellett were already terms of the existing Plan or were required under applicable Toronto Stock Exchange (“TSX”) policies, but for a company at Baja’s stage of development, one factor was problematic -- the limit established by Institutional Shareholder Services (“ISS”) on the amount of compensation payable to non-executive directors. The Board was concerned that this limit may have unintended negative consequences over the long-term, if Baja were to find itself unable to compete for qualified non-executive directors.

The existing Plan – which fully complies with Canadian securities laws and the requirements of the TSX – has value in recruiting and retaining key directors. Mount Kellett shares this view notwithstanding its public position, because Mount Kellett voted to approve the Plan at the 2011 AGM despite a contrary recommendation from ISS.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Even so, the Board has acted to clear the air. It has accepted the ISS standard on stock option plans, and is putting a resolution to the shareholders at the Meeting to modify the Plan accordingly, and recommends that shareholders vote in favour of these amendments.  A copy of the resolution amending the Plan is attached as Exhibit G.

With this decision, all governance matters have been resolved.  Mount Kellett’s governance smokescreen won’t work.  Now the only issue left is Mount Kellett‘s nominees to the Board.

The Evidence of Mount Kellett’s Hypocrisy on Governance

There is plenty of evidence that exposes Mount Kellett’s hypocrisy on governance. For example, Mount Kellett’s news releases dismiss as “window dressing” Baja’s satisfaction of each of the requisition demands that Mount Kellett made pertaining to governance. This false characterization by Mount Kellett speaks volumes as to its real position on governance: it doesn’t really care.  It just wants you to think it cares for smokescreen purposes.

As further evidence of Mount Kellett’s hypocrisy on governance, consider the corporate governance compliance of four publicly traded companies in which Mount Kellett has invested. On 16 of 20 corporate governance points, these companies did not meet the same governance standard Mount Kellett sets for Baja.  Collectively, that is an 80% failure rate. And yet, Mount Kellett wants you to think it really cares about corporate governance.

Baja also reviewed the governance track record of all six companies at which Mount Kellett’s nominee, Mr. Waisberg, is a director. Collectively, these companies had a 70% failure rate. In 21 out of 30 cases they did not meet the governance standard Mount Kellett set for Baja.  And yet Mount Kellett, which selected Mr. Waisberg as a nominee, wants you to think it really cares.

In combination, ten companies affiliated with the two Mount Kellett nominees failed in 37 out of 50 cases to meet the standard Mount Kellett set for Baja, for a 74% failure rate on governance. The examples are set out in Table 3 on the next page and include six footnoted governance criticisms by ISS against either Mount Kellett’s investments or Mr. Waisberg’s companies. In four of the six criticisms, ISS recommended that shareholders WITHOLD or VOTE AGAINST based on these transgressions. In the two others ISS did not recommend a negative vote but still emphasized its concern regarding the transgressions.

Even one failing by one Mount Kellett or Waisberg company would be evidence of hypocrisy in the context of the high standard that Mount Kellett has attempted to establish for Baja, and even more so in the context of Mount Kellett’s public dismissal of Baja’s response as “window dressing.” With the total of 37 governance failings and with six documented ISS criticisms against Mount Kelllett and Waisberg companies, there can be no doubt that Mount Kellett is just blowing governance smoke, thick and black, to obscure a hidden agenda.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Table 3: The Dissident’s 74% Failure Rate on Governance

1.
In 2011, ISS recommended a vote AGAINST this Mount Kellett company’s proposed stock option plan amendments and a WITHHOLD against one director due to “poor stewardship from the compensation committee.”

2.
In 2011, ISS recommended a vote AGAINST this Waisberg company’s stock option plan, citing its excessive average burn rate (5.49%) and its unwillingness to seek shareholder approval for the re-pricing of options within the last three fiscal years through cancellation and subsequent re-granting of options at a lower exercise price.

3.
In 2011, ISS recommended shareholders WITHHOLD votes for two directors of this Waisberg company, citing the non-independent directors’ participation on a non-majority independent board that assumes the roles of the compensation and nominating committees as well as participation by one of the non-independent directors on the audit committee.

4.	In 2011, ISS recommended a vote AGAINST this Waisberg company’s stock option plan, citing its excessive average burn rate (10.01%).
5.
In 2010 ISS criticized this Waisberg company’s stock option plan because it did not include a requirement that Mount Kellett demands for Baja. Even though ISS did not recommend voting against, ISS noted that this Waisberg company’s plan “does not adequately restrict the ability of the board to amend the plan without shareholder approval.”

6.
In January 2012 ISS criticized this Waisberg company’s “huge jump” in director compensation. The bulk of the increase involved “front-loaded grants” determined at the sole discretion of a board committee. While the grants were for deferred share units rather than options, the principle is similar and the action was therefore contrary to Mount Kellett demands for Baja. While ISS did not recommend withholding votes for directors, it noted that “no rationale is provided” for the grants, that they were “not consistent with best practices” and they raised concerns regarding “overcompensation of otherwise independent board representatives.”

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

a.
A policy that no person who is a relative of or resides in the same home as a director or officer of the Corporation may act as a director or officer of the Corporation or its affiliate without independent director approval.

b.
A stock option plan that limits non-executive director participation to 1% of issued and outstanding shares and to require shareholder approval for changes to the plan that increase the number of shares reserved for issuance, reduce the exercise price of non-insider options, permit options to be transferred or assignable, or amend the plan’s amendment provision.

c.
A policy requiring disinterested shareholder approval for business acquisition transactions involving the Corporation and a related party of the Corporation or a person that is not arm’s length to Corporation where the aggregate consideration is in excess of 10% of the Corporation’s market capitalization.

d.	A policy requiring that each of the Nominating Committee and the Compensation Committee be composed entirely of independent directors and that the Chair of the Board be independent
e.	A policy requiring the resignation of any director who receives more “withheld” votes that “for” votes at a meeting where shareholders vote on the uncontested election of directors.

If Mount Kellett really cared about ISS governance standards it would attempt to impose them everywhere instead of attempting to impose them only on Baja. If Mount Kellett really cared about governance standards, it would never have selected Mr. Waisberg as a nominee.

From its due diligence, Mount Kellett would have known that five of Mr. Waisberg’s six current boards do not have an ISS compliant stock option plan. Not only that, but two of Mr. Waisberg’s companies have been criticised by ISS for a high burn rate in the granting of options. It is notable that one of Mr. Waisberg’s boards issued options to its non-executive directors totalling almost 6% of the shares outstanding—four times the rate of the 1.5% at Baja. Mr. Waisberg alone has grants from this company totalling almost 2% of the shares outstanding, significantly more than the equivalent percentage at Baja for all non-executive directors combined!

Those are astounding facts in the context of Mount Kellett’s aspersions. They prove beyond any doubt that Mount Kellett’s strategy is to distract attention from the real issue, which is Mount Kellett’s desire to control Baja without paying a premium to all shareholders.

Mr. Waisberg’s Independence from Mount Kellett Is Now in Question

Mr. Waisberg was put forward by Mount Kellett as a Board nominee independent of Mount Kellett - but Mr. Waisberg, by refusing an offer to join the Board, has raised questions with regard to his independence from Mount Kellett.

Baja made a formal offer to Mr. Waisberg to join the Board on January 12, 2012. The offer was subject only to the usual requirement that Mr. Waisberg meet with representatives of the Board prior to his appointment – a requirement applicable to all Baja directors before they join the Board.  Mr. Waisberg was also asked to confirm that he is independent of Mount Kellett and will not receive any reward from Mount Kellett as a result of agreeing to, or in fact being appointed to, the Board. A copy of the letter sent to Mr. Waisberg is attached as Exhibit D to this Information Circular.

Baja asked that Mr. Waisberg respond to the offer by January 18, 2012. Mr. Waisberg contacted Baja by email, and later spoke to Baja by phone, to discuss the invitation, but did not indicate whether he accepted or rejected it. Baja then wrote to Mr. Waisberg, asking for a response to the invitation. Mr. Waisberg sent a reply which indicated that

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he would not accept the invitation. Copies of this e-mail correspondence are attached as part of Exhibit D.

Mr. Waisberg said he is reluctant to join the Board while Baja’s issues with Mount Kellett remain unresolved. Clearly, his position really amounts to: “not without Stephen Lehner – not without Mount Kellett”. That position makes it very clear that Mr. Waisberg is in fact firmly in the camp of Mount Kellett.  Shareholders should not reward Mr. Waisberg with the Board seat he has just refused.

Mount Kellett’s “Culture of Nepotism” Smokescreen

Mount Kellett has made much of the fact that Kendra Low, the Company’s VP Administration and Corporate Secretary, is the daughter of Baja’s CEO John Greenslade.  Mount Kellett would have you believe that this demonstrates a “culture of nepotism” at Baja. This is just another Mount Kellett smokescreen, intended to hide its creeping takeover.

Consider the following facts when determining if Mount Kellett is attempting to take you for a ride and distract you from its hidden agenda:

●	Mr. Greenslade’s relationship with Ms. Low is the only family relationship within Baja.

●	Ms. Low was not hired nor was she ever promoted by Mr. Greenslade, and her compensation is not determined by Mr. Greenslade.

●
Mount Kellett knew of the relationship when it acquired its Shares. It never expressed any concerns about Ms. Low prior to delivering the requisition to Baja. To the contrary, Mount Kellett has been complimentary of Ms. Low’s job performance.

●
Ms. Low was hired by Baja in 2004 as Office Manager and Executive Assistant by then Vice President, Project Development, Bill Murray. Ms. Low reported to Mr. Murray, and her compensation was determined by Mr. Murray without any input from Mr. Greenslade.

●
Ms. Low gained experience through her position with Mr. Murray, and in 2006 she was recommended for appointment as the Corporate Secretary of the Company by an independent director. With Mr. Greenslade abstaining from the vote, Ms. Low was unanimously appointed as Baja’s Corporate Secretary by Baja’s Board.

●	Ms. Low was promoted to Vice President Administration and Corporate Secretary in 2008. As such, in addition to acting as corporate secretary, she:

o	manages the strategy, implementation and execution of Baja’s communications and investor relations programs;
o	oversees policy creation and execution for Baja and its project entities;
o	oversees information management, information technology, office administration, corporate social responsibility and sustainability governance;
o	oversees enterprise risk management;
o	contributes fully to the executive team focused on company strategy and decision making; and
o	has helped build Baja from the ground up.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

●
Upon becoming an officer of Baja, and under Baja’s policies, Ms. Low’s remuneration became subject to review and to the recommendation of Baja’s Compensation Committee, a committee comprised only of independent directors.

●
The compensation information quoted by Mount Kellett is misleading, and deliberately so. Ms. Low became a named executive officer in 2010. Her cash compensation in 2010 consisted of $150,993 base pay and a $102,000 bonus.  The grant of 750,000 options to Ms. Low in 2010 was in line with grants to all other executive officers and was valued for accounting purposes using a Black Scholes calculation at $472,500.  That value does not represent a monetary award or even an exercised option value to Ms. Low – all of these options are out of the money.   Both Ms. Low’s bonus and option grant were received after Baja closed all of its financing for the Boleo project, a financing in an amount almost unheard of for a company the size of Baja.

●
Base pay and total cash compensation for all directors and executives of Baja are benchmarked against industry peers and Baja has, since 2009, engaged the services of an independent compensation expert to assist the Compensation Committee in preparing competitive and fair packages to attract and retain talent at Baja. This process, which applies to Ms. Low, is described in considerable detail in Baja’s annual general meeting circulars.   The independent compensation expert reviews the job descriptions and job duties of each executive including Ms. Low, and targets annual base salary of each executive to the median of its industry peers.  It then targets total cash (salary plus bonus) at the 75th percentile of the market in order to be competitive.  In 2010, Ms. Low’s base salary was below the industry median.

●
The $102,000 bonus awarded to Ms. Low in 2010 was awarded for the completion of construction financing and was earned over a three and a half year period, paid out when Baja’s US$1.1 billion financing was completed in November 2010. The Company has now implemented an annual incentive compensation plan and awards under such plan are linked to pre-set objectives and performance against such objectives. Annual incentive awards are company-wide awards and are not limited to executive staff – everyone at Baja is treated fairly and equally.

●
It is true that in 2010, Ms. Low held the rank of the 5th highest paid executive of Baja. Mount Kellett failed to provide proper context with their statement, as there were only five executive officers employed by Baja at the time. To put it another way, in 2010, Ms. Low was the lowest paid executive at Baja. Two new officers have since joined Baja in the roles of Chief Operating Officer and Vice President Operations. With the addition of these two officers, Ms. Low no longer ranks within the top five. She is also not among the top five highest paid employees of Baja.

In its conversations with Baja after announcing the requisition, Mount Kellett and its representatives threatened to embarrass Ms. Low in a transparent attempt to intimidate the Board into giving into Mount Kellett’s demands. Your Board, which did not give in, stands by Ms. Low, her compensation, and its disclosure. Your Board steadfastly accepts its responsibility to protect the interests of all shareholders and will continue to do so regardless of any attempt by Mount Kellett to coerce your Board into ignoring this obligation.

While the nepotism issue is hollow, we expect Mount Kellett will subject shareholders to more rhetoric on this topic. But now Mount Kellett’s hidden agenda has been exposed and its attempt at a creeping takeover is clear to all. As a result, your Board believes that shareholders will not allow themselves to be distracted by Mount Kellett’s “culture of nepotism” play.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Mount Kellett: Attacking Baja’s Board

Baja’s stock price has outperformed the majority of its peers as evidenced in Exhibit F, and this outperformance is due in large measure to the experience and business judgement of Baja’s Board and management. Even so, Mount Kellett demands the removal of two of Baja’s existing Board members, Giles Baynham and Gerald Prosalendis. Both have deep experience in the mining industry. Both have skills the Board needs as Baja moves toward production. Both received the support of Mount Kellett at Baja’s 2011 AGM, in May 2011, when they, along with all Baja directors, received the overwhelming support of Baja’s shareholders.

Mr. Baynham is the Chair of Baja’s Board and has 16 years of business experience. He is a mining engineer who has been involved in over $8 billion of natural resource financings. His previous employers include NM Rothschild & Sons and Rio Tinto, one of the world’s largest mining companies. He is a former Director - Natural Resources with Mizuho Corporate Bank, and Director - Debt Finance with Endeavour Financial International Ltd., recognized for its expertise in the area of mine finance.

Mr. Prosalendis, who has 31 years of business experience, contributes valuable mining development, corporate strategy and investor relations experience to Baja.  As VP Corporate Development for Western Silver Corp. from 2003 to 2006, he played an integral role in the discovery and development of the Penasquito gold-silver deposit which is now Mexico’s largest precious metals mine. He helped to negotiate the $1.6 billion sale of Western Silver to Glamis Gold in 2006, for a gain of more than 700% in value from the time he joined in 2003. As VP Corporate Development for Dia Met Minerals Ltd (1997-2001) he led investor relations and played a role in mine development, production and marketing at the Ekati mine, Canada’s first diamond mine. He helped to negotiate the $687 million sale of Dia Met to BHP Billiton in 2001.

Your Board needs these contributions. Neither of the Mount Kellett nominees offers this rich knowledge of mine-related engineering, financing, development, communications and takeover negotiations. In particular, Mr. Lehner has had less than 11 years of business experience since completing his university education. He has no public company board experience and no hands-on mining industry experience other than conducting due diligence.

Baja Makes a Final Attempt to Avoid a Proxy Contest

After careful consideration, Baja made a final attempt on January 12, 2012 to avoid the distraction and expense of a proxy contest.  This final attempt included agreeing to make the Plan ISS compliant, and making a formal offer to Mr. Waisberg of a position on the Board (see Exhibits D & E, Baja’s January 12, 2012 Letters to Lorie Waisberg and Mount Kellett).

Baja also offered Mount Kellett the opportunity to nominate an additional nominee independent of Mount Kellett, who would be appointed to the Board in addition to Mr. Waisberg. In total this would give Mount Kellett two director nominees. Despite Baja’s best efforts, Mount Kellett insisted on a vote to put Mr. Lehner on the Board – and apparently Mr. Waisberg too, given his refusal to join the Board when formally invited to do so on January 12, 2012.

Reasons for the Board’s Recommendations

Baja has cleared the smokescreen, and shareholders can now see what this proxy contest is really about.  Now it is up to shareholders to decide. In doing so, Baja believes shareholders should remember the following facts and

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

withhold votes from the resolutions to appoint Mount Kellett’s nominees and to vote against resolutions to remove two existing directors and expand the Board:

1.
Each of the two independent directors that Mount Kellett wants to replace has deep experience in the mining industry and skills the Board needs as Baja moves toward production.  They each have vastly superior credentials and far more relevant experience than either of Mount Kellett’s nominees.

2.
In Baja’s view, directors who are not independent because of their allegiance to a specific cause or firm are not acceptable. A nominee who seeks a Board seat to represent the interest of an investment fund or other significant shareholder that has put its interests ahead of those of other shareholders has no place on Baja’s Board. Independent directors must represent all shareholders, not just one shareholder with whom they are affiliated.

3.
Mr. Lehner is not independent and the evidence suggests he will pursue Mount Kellett’s interests to the detriment of other shareholders.  If Mr. Lehner is elected to the Board, Mount Kellett will continue its attempts to undertake a creeping takeover without paying a control premium.

4.	Mr. Waisberg has failed to demonstrate independence from Mount Kellett and has rejected Baja’s offer to join the Board.

5.
Mount Kellett’s record of seeking special status and a Shareholder Rights Plan exemption to allow an increase in their ownership of the Company should be a matter of grave concern to shareholders. Mount Kellett seeks control without paying a premium.

6.
Mount Kellett could have been transparent and disclosed its trades on SEDI and with an early warning report and news release after achieving 10% ownership. It chose instead to accumulate Shares stealthily, and report its acquisitions in the least transparent way available to it. This should also be a matter of concern to shareholders.

7.
Mount Kellett’s dismal track record on governance and Mr. Waisberg’s similarly dismal track record are evidence that they don’t really care. Mount Kellett is using corporate governance as a smokescreen to distract shareholders.

8.	Mount Kellett has made false claims about nepotism at Baja to create an impression of substance in Mount Kellett’s position.

9.	Mount Kellett does not have any strategic plan for Baja. Mount Kellett claims to have a “vision” but has not shared it with Baja even though Mount Kellett has been invited to do so.

Mount Kellett is not a builder of mines. It is a self-proclaimed opportunist. It sees its opportunity in you, the shareholders of Baja. Mount Kellett’s objective is to gain control without paying you a premium.

We have protected your interests, despite Mount Kellett’s threats and intimidation tactics. Our objectives are to advance the Boleo project toward production and create value for all shareholders. Please allow us to continue our work and to deliver that value to all shareholders. Vote only the GOLD Proxy to keep Mr. Lehner, Mr. Waisberg and Mount Kellett off of the Baja Board.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

GENERAL VOTING INFORMATION

Proxy Solicitation

Proxies are being solicited by the directors and management of Baja in connection with the Meeting, which is being held on April 3, 2012.  Costs of proxy solicitation are being borne by Baja. It is expected that the solicitation of proxies will be primarily by mail and may be supplemented by telephone, facsimile or other personal contact made, without special compensation, by the directors and officers of Baja.  In addition, Baja has retained Laurel Hill Advisory Group to solicit proxies for a fee of up to $130,000. The cost of the solicitation and such other services is estimated to be up to $1 million and will be borne by the Company.

Eligibility for Voting

If you held Shares at the close of business on Friday, February 3, 2012, you are eligible to vote your Shares in respect of the matters to be acted on (as noted in the accompanying Notice) at the Meeting.

The Director Removal Resolution is a special resolution requiring the affirmative vote of 66 2/3 of the votes cast by Baja shareholders in person or by proxy at the Meeting.

Voting by Proxy – Validity and Discretionary Powers

You can indicate on your proxy how you want your proxyholder to vote, or you can leave the decision to your proxyholder by leaving the directions blank. If you specify on your proxy how you want your proxyholder to vote, he/she is obligated to vote your Shares as per your instructions.

If either Mr. Greenslade or Mr. Baynham, management’s nominees as indicated on the enclosed GOLD Proxy, are appointed as your proxyholder, and you do not specify how you wish your Shares to be voted, your Shares will be voted as follows:

Director Removal Resolution	AGAINST
Board Expansion Resolution	AGAINST
Lehner Election Resolution	WITHHOLD
Waisberg Election Resolution	WITHHOLD
Option Plan Amendment Resolution	FOR

Baja has a Majority Voting Policy.  Pursuant to this policy, in uncontested elections of directors at duly called meetings of shareholders, any director nominee who receives a greater number of “Withhold” votes than “For” votes will be considered by Baja’s Board not to have received the support of shareholders, even though duly elected as a matter of corporate law.  Any such nominee will be expected to immediately tender his or her resignation to the Chair of the Board.   The Chair of the Board will refer the resignation to Baja’s Nominating Committee for consideration and, except in special or extenuating circumstances, will be expected to recommend that the Board accept the resignation. The Board may fill a vacancy in accordance with Baja’s Articles and applicable law.  The proposed election of directors at the Meeting is an uncontested election of directors to which the Majority Voting Policy applies.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

The Articles of Baja provide that a proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointer or his attorney duly authorized in writing, or, if such appointer is a corporation, either under its seal or under the hand of an officer or attorney duly authorized for that purpose.

Vote Counting

Votes will be tabulated by Computershare.

Quorum

According to the Articles of Baja, the following constitutes a quorum at a meeting of shareholders:

●	two shareholders in person; or
●	one or more proxyholders representing two shareholders; or
●	one shareholder and a proxyholder representing another shareholder.

If a quorum is not reached within 30 minutes of the commencement of the Meeting, the Meeting will be adjourned to the same time and date of the following week (Tuesday, April 10, 2012 – 10am).  If a quorum is still not reached within 30 minutes of the commencement of the adjourned meeting, those present will constitute a quorum.

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VOTING INFORMATION

Determine What Type of Shareholder You Are

There are several steps you must take in order to vote your Shares at the Meeting. For the purpose of voting at the Meeting, you must first determine what type of shareholder you are, a registered shareholder or a beneficial shareholder.

Registered Shareholder

You are a “Registered Shareholder” if your Shares are held in your personal name and you are in possession of a share certificate that indicates the same.

Beneficial (Non-registered) Shareholder

A majority of shareholders are non-registered. You are a “Beneficial Shareholder” if your Shares are:
●	held in the name of a Nominee.
●	deposited with a bank, a trust, a brokerage firm or other type of institution, and such Shares have been transferred out of your name
●
held either (a) in the name of the intermediary that the Beneficial Shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS) with which your Nominee deals.

Follow the steps in the appropriate category below once you have determined your shareholding type. Please note that only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Registered Shareholder – Voting Instructions

If you are a Registered Shareholder, you may vote in person, by proxy, by telephone or by internet. If you wish to vote by telephone or internet, please see the GOLD Proxy enclosed for details on protocol.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Shares in person, you are still encouraged to complete and return the enclosed GOLD Proxy. Before the official start of the Meeting on April 3, please register with the representative(s) from Computershare, which will be acting as scrutineer at the Meeting, who will be situated at a welcome table just outside the room in which the Meeting will be held. Once you are registered with the scrutineer, your proxy will be revoked and your vote will be requested and counted at the Meeting.

To Vote by Proxy

If you not able to attend the Meeting in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint someone else, who may or may not be a shareholder of the Company, to vote on your behalf. You do this by appointing them as your proxyholder.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Use the enclosed GOLD Proxy or another proper form of proxy. The persons named in the GOLD Proxy are directors of the Company and are nominees of management. You can choose to have management’s appointee vote your Shares or may appoint a person of your choice by striking out the printed names and inserting the desired person’s name and address in the blank space provided. Complete the balance of the GOLD Proxy, sign it and return it to Computershare at the address indicated on the accompanying Notice or otherwise in accordance with the additional instructions in the GOLD Proxy. Please note that your vote can only be counted if the person you appointed attends the Meeting and votes on your behalf and that your proxy has been properly completed and executed.

You may not vote both by proxy and in person. If you have voted by proxy, you will not be able to vote your Shares in person at the Meeting, unless you revoke your proxy (see next section on “Revoking Your Proxy”). Return your completed GOLD Proxy by mail to Computershare or by fax or online by following the directions on the GOLD Proxy by 10:00 a.m. (Vancouver time)/1:00 p.m. (Toronto time) on March 30, 2012, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned meeting.

Revoking Your Proxy

You may revoke your proxy at any time before it is acted on. In order to revoke your proxy, you must send a written statement indicating you wish to have your proxy revoked. This written statement must be received by Computershare at the address indicated on the accompanying Notice by 10:00 a.m. (Vancouver time)/1:00 p.m. (Toronto time) on March 30, 2012 or delivered to the Chair of the Meeting on April 3, 2012.

Beneficial (non-registered) Shareholders – Voting Instructions

If you are a Beneficial Shareholder, you may vote your Shares in person, by proxy, by telephone or by internet only by following the procedures outlined below. If you wish to vote by telephone or internet, please see the GOLD Proxy enclosed for details on protocol.

We have distributed copies of the Meeting Materials to your Nominee for further forwarding to you as a Beneficial Shareholder. Nominees are required to forward the Meeting Materials to you unless you have waived the right to receive them.

To Vote in Person

If you are able to join us in person for the Meeting, and wish to vote your Shares in person, insert your own name in the space provided on the enclosed VIF. Then, follow the signing and return instructions provided by your Nominee. If you do not properly follow the return instructions provided by your Nominee, you may not be able to vote your Shares in person. Before the official start of the Meeting on April 3, 2012, please register with the representative(s) from Computershare, who will be situated at a welcome table just outside the Meeting room. Once you are registered with Computershare, and provided the instructions you provided to your Nominee have been forwarded by your Nominee to Computershare, your vote will be requested and counted at the Meeting.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

To Vote by Proxy

Generally, you will either:

a)
be given a proxy supplied to you by your Nominee that is similar to the GOLD Proxy provided to Registered Shareholders of Baja.  However its purpose is limited to instructing your Nominee on how to vote on your behalf.  You should carefully follow the instructions provided to you by your Nominee for voting your Shares; or

b)
Nominees now frequently delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of the GOLD Proxy provided by the Company. The VIF will name the same persons as the Company’s GOLD Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.  If you receive a VIF from Broadridge, you cannot use it to vote Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Whether you choose to vote your beneficially held Shares by VIF or in person, you must carefully follow the instructions that accompany either the VIF or GOLD Proxy, including those regarding when and where the VIF or GOLD Proxy is to be delivered, and the deadline for delivery.

Revoking Voting Instructions

Follow the procedures provided by your Nominee. Your Nominee must send a written statement indicating you wish to have your voting instructions revoked. This written statement must be received by Computershare by 2:00 p.m. (Vancouver time)/5:00 p.m. (Toronto time) on March 30, 2012 or delivered to the Chair of the Meeting on April 3, 2012.

Issued Capital and Principal Holders

At the close of business on February 3, 2012 there were 339,563,275 of the Company’s Shares issued and outstanding.

The Shares trade on the TSX under the symbol BAJ. The Shares are registered under the Securities Act of 1933 with the SEC in the United States and trades on the OTCQX market under the symbol BAJFF.

To the knowledge of the directors and senior officers of the Company, no one person or entity beneficially owns, directly or indirectly, or exercises direction or control over, more than 10% of the Company’s Shares other than Mount Kellett, which holds 19.9% of the Company’s Shares.

YOUR VOTE IS VERY IMPORTANT – SUBMIT ONLY YOUR GOLD PROXY TODAY.  FOR ASSISTANCE VOTING YOUR GOLD PROXY, PLEASE CONTACT LAUREL HILL ADVISORY NORTH AMERICAN TOLL FREE 1-877-304-0211 OR COLLECT 1-416-304-0211.

Additional information with respect to the Company is available under its profile at www.sedar.com and on the Company’s website at www.bajamining.com.  At any time, a Registered Shareholder can request a copy of financial statements and associated Management Discussion and Analysis, or a copy of the Annual Report, and a copy of the requested documentation will be mailed free of charge.

Communicating with the Board of Baja

Shareholders may communicate directly with the Board of Baja as follows:

Attention: Chair of the Board
Baja Mining Corp.
500 – 200 Burrard Street
Vancouver, B.C. Canada V6C 3L6
E-mail: board@bajamining.com

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as detailed in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year and no associate or affiliate of the any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Interest of Informed Persons1 in Material Transactions

Since the commencement of the Company's most recently completed financial year, other than as disclosed elsewhere in this Circular, no Informed Person of the Company, no proposed Director of the Company nor any associate or affiliate of any informed person or proposed Director had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

1 Definition of Informed Person (as per National Instrument 51-102, Continuous Disclosure Obligations)
(a)  a director or executive officer of a reporting issuer;
(b)  a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c)  any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and
(d)   a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

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CORPORATE GOVERNANCE

As per National Instrument 58-101, Baja is pleased to provide shareholders with a synopsis of its corporate governance practices.

Board of Directors

Please see disclosure for each of these important sections on the following pages:

Matter	Section heading	Page Number
Independent Directors	Independence of Directors	36
Non-independent Directors	Independence of Directors	36
Other Directorships	Other Public Company Directorships and Committee Appointments	44
Meetings of Independent Directors	Meeting Attendance	45
Independence of Chair of the Board	Chair of the Board	36
Meeting Attendance	Meeting Attendance	45

Board Mandate

Baja’s Board Mandate was initially approved by directors on December 15, 2008 and was last reviewed and approved on December 29, 2011. The full text of the Board Mandate can be found on Baja’s website under About Us/Governance.

Independence of Directors

Baja has a majority independent Board, as six of seven directors are independent. Independence status is based on the standards set forth in National Instrument 52-110 (NI 52-110) and other policies and standards as deemed necessary or relevant by the Board. In accordance with NI 52-110, John Greenslade is precluded from being considered independent as he has a material relationship with, and is an Executive Officer (President and CEO) of, Baja.

Chair of the Board

Independent director Giles Baynham is Chair of the Board. He was appointed Independent Lead Director on May 25, 2011 and in December 2011 was appointed Chair of the Board. After much deliberation in May 2011, the Board made the decision to appoint an Interim Executive Chair, along with an Independent Lead Director. The Corporate Governance Committee began the review of amendments to policies to allow, when deemed necessary by the Board and in the best interests of the Company, an Executive Chair of the Board, with the stipulation that an independent lead would be appointed to ensure independent leadership and management and oversight. After a familiarization period, and when his time permitted, Mr. Baynham was always intended to graduate to Board Chair. That time came in December 2011.

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In light of Mount Kellett’s December 16, 2011 requisition, the Board made the decision to pass an Independence Policy, precluding it from appointing an Executive Chair, interim or otherwise, going forward. While the appointment of an Interim Executive Chair had not been made without careful consideration, the Board agreed to pass an Independence Policy and will abide by such policy going forward.

The Independent Chair, as the presiding or lead independent director, has the responsibility to ensure that a framework and boundaries are established to ensure open and effective dialogue and communication of the key organizational strategies and governance between Board members and senior management. The Chair must also assist the senior management in understanding and adhering to the ethical and social responsibility standards of the Company. The Chair is also responsible for guiding and managing issues relating to: leadership and ethics, Board meetings, shareholder relations, Board/management relationships, Board orientation, education and evaluations, succession and governance.

The full job description of the Chair can be found on the Company’s website. The position description for the Chair is reviewed and approved on an annual basis, or more frequently as necessary, and was most recently approved on December 29, 2011.

Committees of the Board

The Board has constituted four committees of the Board, specifically the:

●	Audit Committee;
●	Compensation Committee;
●	Nominating Committee; and
●	Corporate Governance Committee

Baja split its previous Nominating and Corporate Governance Committee after the 2011 AGM into two separate committees. The split was completed to allow each committee and its members to focus on specific and necessary duties to provide in-depth and focused review of these important areas.

All four committees are comprised entirely of independent directors in line with Baja’s Independence Policy.

Nominating Committee

The Nominating Committee initially (May – December 2011) was comprised of a majority of independent directors as CEO John Greenslade had been appointed to the committee following the 2011 AGM. The Board deliberated at length about the decision to include Mr. Greenslade on the committee and agreed that given the stage of development and the rapid growth and transition period Baja continues to experience, the insights of the CEO into the nomination and succession planning processes would only help to further the success of the Company as it navigated through such time. In light of Mount Kellett’s requisition, and in line with Baja’s new Independence Policy, Mr. Greenslade has been replaced on the committee by Wolf Seidler, an independent director.

The Nominating Committee of the Board is now comprised entirely of independent directors. The Nominating Committee has primary responsibility for: a) identifying the needs of the Company and Board with respect to the experiences, qualities and characteristics of potential Board members; b) identifying qualified individuals, in line with the needs of the Company and the Board, to become members of the Board; c) providing input into the

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annual Board evaluation survey with respect to individual director effectiveness and performance which is administered by the Corporate Governance Committee and receiving feedback on same from the Chair of the Corporate Governance Committee; and d) proposing the composition of the various Board committees immediately before each annual general meeting of shareholders of the Company (each an “AGM”), on the assumption that all the proposed directors are elected. The proposed composition of the committees would then be approved by the Board immediately following the AGM. In the event not all proposed directors are elected, the Board would modify the composition of the committees as deemed appropriate.

The full text of the Nominating Committee’s Charter, which sets forth the duties and responsibilities of this committee, can be found on the Company’s website under About Us/Governance.

Nomination of Directors

The Board, either on its own or through the Nominating Committee, considers the skills and attributes that would be required of a new director. The Board has a Matrix of Competencies (the “Matrix”) that identifies current directors’ strengths and weaknesses (as a collective and as individuals) in various areas of skill, experience and competency and allows the Board to evaluate what competency areas are lacking or could be better represented on the Board. Potential director candidates come from varied sources and the extended network of the Company and its diverse stakeholder base. Ongoing director requirements, Board composition and succession planning are discussed on an ongoing basis. The Matrix is also useful in determining:

●	the competencies the Nominating Committee and Board should focus on when recruiting new directors given the changing business environment and the strengths of existing directors;

●	the educational sessions that may be necessary to ensure all directors understand and can fulfill their roles and duties as directors of the Company; and

●	which directors are best suited to each Committee in order to give balance, insight and guidance in determining outcomes for the Board and the Company.

Baja selects, recommends, and hosts educational seminars and lectures that directors will attend or participate in based on: the business environment the Company operates in, as well as emerging trends or topics within such environment; the strategic initiatives of the Company; the regulatory environment the Company operates within, and ongoing changes within that environment; the professional development of our professional designate directors (chartered accountants and lawyers); and the areas of competency or topics with which directors are not as familiar.

Corporate Governance Committee

The purpose of the Corporate Governance Committee is to act as the representative of the Board in carrying out its oversight responsibilities relating to: a) developing and recommending to the Board a set of corporate governance polices and principles applicable to the Company in accordance with regulatory body rules and regulations; b) ensuring, with the assistance of senior management, and the Corporate Secretary in particular, that corporate governance policies are fully observed and any infringements are reported to the Board; and c) reviewing on an annual basis the performance and effectiveness of the Board, the Board Committees and all committee chairs.

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Position Descriptions

The Board has developed position descriptions for the following Board and/or committee positions:

●	Chair of the Board
●	Chair of the Audit Committee
●	Chair of the Compensation Committee
●	Chair of the Corporate Governance Committee
●	Chair of the Nominating Committee

Position descriptions are reviewed and approved annually. The full text of the descriptions for each of the respective positions noted above can be found on our website under About Us/Governance.

The Board has an approved written position description for the CEO. The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals. While the Board is responsible to oversee the management of the business of the Company, the CEO is responsible for the executive leadership, day-to-day decision making, and operational management of the Company.

Orientation and Continuing Education

New Director Orientation

On January 28, 2011, Wolf Seidler became the first new director to join the Board since 2005. Following the 2011 AGM, further changes to the Board’s composition also took place. All new directors receive the terms of reference, policies, calendar of events and meetings for the Board and the committees, position descriptions for the Chair, committee chairs and individual directors and other relevant corporate and business information.  When new directors are appointed, they meet with the President, the Chair of the Board and the Corporate Secretary to understand how the Board and its committees operate and what is expected in order fulfill their obligations and duties as a director of Baja. In addition, new directors are introduced to a wide range of members of senior staff to understand the varied areas of responsibility at Baja.

Director Education

Directors of the Company have participated in various outside education sessions throughout 2011 and early 2012, in addition to in-house education and informational sessions.

Between January 1, 2011 and January 31, 2012, the following outside seminars, workshops and/or conferences were attended by members of the Board:

●	Corporate Income Tax
●	Personal Income Tax
●	The Art of Business Writing
●	Increasing Productivity
●	Continuing Legal Education Society of British Columbia (CLE BC) – Advanced Securities Law
●	CLE BC – Managing Environmental and Social Performance

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●	Financial Literacy (Rotman School of Business)
●	Breakfast Briefing - Executive Compensation in Canada
●	Directors’ and Officers’ Insurance and Exposure

Please note that not all directors attended every educational session disclosed above.

In addition, all directors receive frequent updates and information from senior management of the Company at regularly scheduled Board meetings. Members of senior management regularly attend professional development sessions in order to keep up to date with the changing regulatory and business environment as well as present relevant and important information to directors of the Company.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Baja Code of Business Conduct and Ethics (the “Code”) sets forth the standards of integrity, honor and ethical conduct that the Board and management of the Company expect of all directors, officers, employee, contractors and consultants (“Employees”) of the Company.

The Code was established to:

●	promote honest and ethical conduct;
●	promote avoidance of conflicts of interest between personal and professional relationships;
●	promote compliance with applicable governmental laws, rules and regulations;
●	promote accountability for adherence to the Code;
●	provide guidance to Employees to help them recognize and deal with ethical issues; and
●	help foster a culture of honesty and accountability for the Company.

Every new Employee is required to read and sign a copy of the Code upon joining Baja and on an annual basis. Signature indicates an Employee has understood the Code and agrees to abide by it during their relationship with Baja. The Code is reviewed on an annual basis by the Audit Committee, Corporate Governance Committee and the Board.

The Company has made a contact number and email for the Chair of the Audit Committee and the CFO available for employees to use to report violations of the Code in a confidential and safe manner.  Any reports of misconduct under the Code would ultimately be communicated to the Audit Committee.  The Board is not aware of any waivers or instances of unethical conduct of any Employees under the Code in the preceding year and as such no material change reports to that effect have been filed. The Chair of the Audit Committee would report to the Independent Auditors regarding any known or suspected fraudulent activities of any employees, officers or directors of the Company. The Company’s Independent Auditors are PricewaterhouseCoopers LLC. The Company is currently in the process of enhancing its whistleblower mechanisms to provide further options for an anonymous line of communication for all Employees and expects to implement these new mechanisms in 2012.

Management applies the highest standard of ethical behavior and sets the tone from the top for a culture of ethical business conduct.

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A copy of the Code is available on Baja’s website under About Us/Governance. The Code is reviewed a minimum of once annually to ensure it continues to meet the highest regulatory standards, as well as to take into consideration the changing business environment of the Company. The goal of the Board and the Company is to ensure all Employees are both aware, and in understanding of, the Code, its seriousness and their responsibilities.

Governance Policies

Baja takes governance seriously. Since Baja became a public company in 2004, its governance policies have been constantly reviewed and updated to be in line with the maturity of the organization and its changing needs through its various stages of growth and development. Governance, while underpinned by law and regulation, is also unique to each organization. A company’s governance and governing practices and policies must strike the right balance between hierarchical rule and the entrepreneurial spirit that allows it to be continually innovative, groundbreaking and successful.

Our policies in some instances codify longstanding practices of Baja and in others, provide direction to ensure Employees conduct themselves in accordance with applicable laws and regulations and in line with the values, vision and objectives of the Company.

In addition to, and in many cases to support of the Code, the Board has approved the following corporate policies (the “Policies”):

●	Whistleblower Policy;
●	Policy on Trading in Company Securities;
●	Communication and Corporate Disclosure Policy;
●	Independence Policy;
●	Director and Officer Appointments Policy;
●	Non-arm’s Length Transaction Policy; and
●	Majority Voting Policy.

These Policies can be found on our website under About Us/Governance.

Directors Material Interests

Directors are required to disclose any actual or potential conflicts of interest.  In addition, directors that have an interest in a matter coming before the Board declare that interest and abstain from voting on the matter.  Directors are also able to request in-camera sessions to discuss such matters without the presence of the interested director or executive officer and, if necessary, the Board is able to convene a special ad hoc committee composed of disinterested directors to consider the applicable issue.  The Board is also able to engage outside advisors at the Company’s expense to assist directors in discharging their responsibility to exercise independent judgment.

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 Compensation

Please see, “Compensation Approval Process” on page 59 for information relating to the process of determining compensation for officers and directors of Baja and for information relating to the Company’s Compensation Committee. Information on the compensation philosophy of the Company, industry benchmarking and other items related to compensation can be found beginning on page 47 below.

Board Evaluations

The Board undertook an inaugural comprehensive Board evaluation in February 2009. Responses were collected using a secure online survey tool and all directors completed the survey and submitted responses. The 2010 Board evaluation was undertaken in the first quarter of 2010 and results were reviewed and discussed at the Board’s scheduled year-end meeting in March 2010. Results have been used to better understand where directors believe improvements could be made to increase the functioning of the Board and individual directors.  Assessment of the Board in 2011 was completed informally. The next formal Board evaluation will take place in the first half of 2012.

Management Supervision by the Board

The CEO and CFO report upon the operations of the Company separately to the independent directors of the Board annually and at such other times throughout the year as is considered necessary or advisable by the independent directors. The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented through the CEO on the Board.  The CEO is the sole management representative on the Board.  The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. Further supervision is performed through the Audit Committee which is composed of entirely independent directors who meet with the Company's auditors without management being in attendance.

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BOARD OF DIRECTORS

Your Board

The seven directors on your Baja Board are:

John Greenslade                                                      François Marland
Graham Thody                                                      Giles Baynham
C. Thomas Ogryzlo                                           Gerald Prosalendis
Wolf Seidler

Director Information

Table 4: Director Information as at January 31, 2012

Director	Place of Residence	Date of becoming a Baja Director1	Principle Occupation	Share Ownership of Baja2
John Greenslade	West Vancouver, BC, Canada	April 19, 2004	President, CEO and Director of Baja	830,0003
Graham Thody4,6	North Vancouver, BC, Canada	June 18, 2004	President of UEX Corporation	Nil
C. Thomas Ogryzlo4,7	San Jose, Costa Rica	June 18, 2004	Retired. Former Vice President - Latin America of Ram Power Corporation	100,000
Wolf Seidler6,7	North Bay, Ontario, Canada	January 28, 2011	Independent Consultant since 2009	25,000
François Marland5,7	Geneva, Switzerland	May 25, 2011	Self-employed	162,9009
Giles Baynham4,5,8	Vancouver, BC, Canada	May 25, 2011	President CB Gold; President of SGA Resources Inc.	210,500
Gerald Prosalendis5,6	Vancouver, BC, Canada	May 25, 2011	Vice President Corporate Development – Quaterra Resources Inc.	150,000

Footnotes:
1.	Note all directors hold office for a one year term if elected at an AGM, or if duly appointed between AGMs, directors hold office until the next AGM of Baja. Baja’s last AGM was May 25, 2011.
2.	Number of Shares beneficially owned, directly or indirectly, or controlled or directed as at January 31, 2012.
3.
4,005,825 Shares are held by an offshore trust company. John Greenslade and his family are, indirectly, potential discretionary beneficiaries of a trust or trusts administered by such company. Mr. Greenslade and his family have no legal interest in such Shares nor do they exercise direction or control over such shares or over the trustee.

4.	Member of the Audit Committee.

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5.	Member of the Compensation Committee.
6.	Member of Nominating Committee.
7.	Member of the Corporate Governance Committee.
8.	Independent Chair of the Board.
9.	These Shares are held by the children of Mr. Marland in accounts over which he exercises indirect direction or control.

Other Public Company Directorships and Committee Appointments

Table 5– Other Public Company Directorships and Committee Appointments as at January 31, 2012
(Note: (C) = Chair of Committee; (M) = Member of Committee)

Name of Director	Other Public Company Directorships	Stock Exchange	Committee Appointments
John Greenslade1	Yukon Nevada Gold Catalyst Copper Corp.	TSX TSX-V	Chairman of Board, Compensation Committee (C) None
Graham Thody	Geologix Explorations Inc. GoldSource Mines Inc. SilverCrest Mines Inc. UEX	TSX TSX-V TSX-V TSX	Chairman of Board; Audit (C); Governance & Nominating (M); Compensation (M) None Audit (C); Governance & Nominating (M); Compensation (M) None
C. Thomas Ogryzlo	Aura Minerals Inc. Vista Gold Corp.	TSX TSX	Lead Director; Compensation (M); EHSR2 (M) Governance (C); Audit (M); Compensation (M)
Wolf Seidler	Bridgeport Ventures Inc.	TSX	Audit (M)
François Marland	Yukon-Nevada Gold Cadan Resources	TSX TSX-V	Vice Chairman of Board; Strategic Planning (C) None
Giles Baynham	CB Gold Inc. Alexander Nubia International Inc.	TSX-V TSX-V	Audit (M) Audit (C); Compensation (M)
Gerald Prosalendis	Catalyst Copper Corp.	TSX-V	Audit Committee (M)

Footnotes:
1.
Mr. Greenslade is a Director of Minterra Resource Corp. (“Minterra”). On April 30, 2009, Minterra received notice from the TSX-V that is was being halted from trading as it had less than three directors. All directors and officers, other than John Greenslade, resigned prior to April 30, 2009 to avoid being directors and officers of a reporting issuer that would be subject to a cease trade order for more than 30 days. John Greenslade remained as a Director and officer to attempt to re-structure Minterra for the benefit of its shareholders. On May 11, 2009, Minterra was cease traded by the BC Securities Commission for failure to file financial statements, associated Certificates of Disclosure, and fees. The cease trade order remains in effect. Minterra is currently without financial resources. Its ability to reactivate will be subject to making satisfactory arrangements with existing creditors and completing share for debt settlements and an equity issue.  Further to the cease trade on May 11, 2009, Minterra also received a

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notice to de-list from the TSX-V on July 3, 2009 and Minterra’s TSX-V listing was transferred to NEX on August 11, 2009. Mr. Greenslade was a Director of Trigon Uranium Corp. (“Trigon”) (now called IC Potash Corp.), and was advised by the President of Trigon that on August 28. 2007, a document was received by Trigon from the Pennsylvania Securities Commission in regard to a purported cold call to at least one Pennsylvania resident and the offer for sale of units of Trigon by a representative of Coal Harbor Communications (“CHC”) in Vancouver, Canada. In the document from the Pennsylvania Securities Commission, it was stated that: “It is ordered that the Respondents Trigon and CHC, and every successor, affiliate, control person, agent, servant and employee of each of them, and every entity owned, operated, or indirectly or directly controlled or hereinafter organized by or on behalf of them, shall immediately cease and desist from offering and selling the units in the Commonwealth of Pennsylvania, in violation of the 1972 Act, and in particular Section 201 thereof.” Subsequently, discussions were carried out between Trigon and the Pennsylvania Securities Commission with the assistance of the US attorneys of Trigon. Dale Paruk, provided a declaration before the Commonwealth of Pennsylvania where he stated that he was the owner and principal of CHC, that CHC had never been designated or acted as an agent of Trigon, that CHC had been specifically told that no contacts could be made to investors in the United States regarding Trigon’s equity issue by him or any of his associates, that Trigon could only consider offers to purchase its securities from US investors if there were substantial prior relationships or if the potential investors were qualified under US Securities Laws, that he was expressly told not to make cold calls to US residents about Trigon, and the he understood that a “rogue employee” of CHC had made such a call and that as a result that employee had been terminated. On June 24, 2008, the allegations of the Pennsylvania Securities Commission were settled as follows: 1) There was no admission of guilt or denial of the allegations; 2) the Summary Order to Cease and Desist issued on August 28, 2007 was rescinded; 3) Trigon paid investigative and legal costs; and 4) Trigon paid an administrative assessment.

2.	EHSR Committee = Environmental, Health, Safety and Social Responsibility Committee

 Meeting Attendance

Directors are expected to be present at a minimum of 75% of meetings of the Board each year, except in extenuating circumstances. As Board members reside in many different geographic locations, a director is considered in attendance regardless of whether they attend by phone or in person. Directors may be invited to attend committee meetings of committees which they are not members, in order to benefit from presentations or discussion. Members of the Audit Committee are required to meet without the presence of management (in-camera) at every regularly scheduled Audit Committee meeting. Members of the Audit Committee are also required to meet at each quarterly and year-end Audit Committee meeting with the independent auditors of the Company, without the presence of management. Table 6 on the next page details the attendance of Board members at Board meetings between January 1, 2011 and January 31, 2012.

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                    Table 6: Directors’ Board Meeting Attendance January 1, 2011 to January 31, 2012

Name	Board Meetings (11 meetings)
John Greenslade	11 of 11
Graham Thody	11 of 11
C. Thomas Ogryzlo	10 of 11
Wolf Seidler	11 of 11
François Marland1	6 of 11
Giles Baynham2	8 of 11
Gerald Prosalendis3	8 of 11

   Footnotes:
1.
François Marland became a director on May 25, 2011. He was present for 6 of 8 Board meetings held after he became a director. He was unavoidably traveling during the two meetings at which he could not attend and the meetings were unable to be rescheduled to accommodate his plans.

2.
Giles Baynham became a director on May 25, 2011. He was present for all of the Board meetings held after he was elected as a director (eight Board meetings in total). As such, his attendance record is 100%.

3.
Gerald Prosalendis became a director on May 25, 2011. He was present for all of the Board meetings held after he was elected as a director (eight Board meetings in total). As such, his attendance record is 100%.

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COMPENSATION OVERVIEW

Compensation Philosophy

In a competitive industry, it can be difficult to attract and retain qualified, highly skilled, experienced individuals. We believe that to be successful in attracting and retaining great talent, we must provide a competitive and relevant compensation package that:

●	aids in the motivation and encouragement of performance;

●	maximizes focus on both short- and long-term goals and objectives, and the achievement of those objectives, with the goal of increasing stakeholder value;

●	reflects the scope and responsibilities of the individual and the comparison of those elements with others in similar positions and with similar responsibilities in our industry; and

●	maintains internal equity among different roles.

The Company’s total compensation package consists of competitive base salaries targeting the 50th percentile of the market and between the median and the 75th percentile for short-term incentives (annual incentive compensation, which is further discussed below), and long-term incentives (stock options). Total annual compensation may also include special bonuses or other incentives awarded based on a pre-determined criteria or time schedule.

In November 2010, we completed one of the largest financing globally by a mining company of our size. We then began a swift ramp up into construction at our Boleo project in Mexico. Today we are approximately 50% complete on total project progress. Our team now employs, directly or through contractors, 2600 people, 1000 of which will remain employed full time into operations by our Mexican subsidiary. That is significantly more than the 130 or so staff we employed at the end of 2010.  Our recruitment efforts over the past year have been exciting and successful. In fact, Baja enjoys an incredibly low turnover rate and has been able to attract some of the best and brightest in the industry.  Our Vancouver head office staff has also substantially increased and we have nearly doubled in size over the past year. Attracting the ‘right’ people, with the competencies and work ethic we are looking for, in a booming mining market, is a challenge and we have faced this challenge head on.

We hire employees not solely based on their past experiences and education, but also on their ability to work and contribute to a team, be creative in their approaches to problem solving and optimize their skills, and those of their team members, to produce results and add value to the Company and its shareholders. To this end, we believe employee compensation should be competitive in the market and attractive to potential hires; encourage and recognize superior levels of performance and results; and link and reward the achievement of specific objectives and goals with incentive compensation. This philosophy is not just reserved for executive officers and senior management – it is the Company’s philosophy with respect to all Baja employees.

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Industry Benchmarking

Periodically, outside advisors are engaged to review the adequacy of the compensation package of our employees, officers and directors. A benchmarking analysis compares our pay levels and compensation practices with others in the industry and/or market in which we compete for talent. This provides valuable information that will allow us to make adjustments, if necessary, to attract and retain the best individuals to meet our needs as a company and in providing value to our shareholders.

The Compensation Committee of the Company retained the services of Roger Gurr of Roger Gurr & Associates, an outside independent compensation advisor, for the first time in 2009. At that time, Mr. Gurr provided market data and compensation recommendations for officers. He was again retained in early November 2010 (the “2010 Gurr Report”) to research and report on fees paid to Baja directors compared against market, as well as benchmark compensation for the Company’s executive management. The 2010 Gurr Report found a significant misalignment between our independent director’s fees and market, such that our directors were being compensated well below the level of their peers within the industry. The Board delayed implementation of the amended compensation for directors until the completion of construction financing in 2010.

In the summer of 2011, the Compensation Committee of the Company again retained Gurr & Associates, to conduct a compensation review of officers of the Company (the “2011 Gurr Report”), and to provide recommendations and advice on the competitiveness and appropriateness of the Company’s compensation packages, annual incentive compensation structure, long-term incentive rewards and compensation practices based on the benchmarking analysis completed, in relation to the Company’s current and anticipated executive officers.

The Compensation Committee of the Company is responsible for engaging these independent advisors and for making recommendations to the Board with respect to director and executive officer compensation based on the results of the compensation consultants findings, but also on other appropriate and important factors and considerations they as a committee feel should influence the compensation packages proposed and offered to directors and executive officers. While the input of the outside advisor is valuable, it is not the sole consideration driving decisions with respect to executive compensation.

The Gurr Report benchmarked the compensation of executive management against those of the following 16 companies: Northgate Minerals Corp., Capstone Mining Corp., Aurizon Mines Ltd., Breakwater Resources Ltd., Iberian Minerals Corp., Dundee Precious Metals Inc., Jaguar Mining Inc., Eastern Platinum Ltd., Mercator Minerals Ltd., Minefinders Corp Ltd., Endeavour Silver Corp., Argonaut Gold Incorporated, Fortuna Silver Mines Inc., Great Panther Silver Ltd., Primero Mining Corp. and Nevsun Resources Ltd.

The list of comparator companies changed slightly from the 2010 Gurr Report benchmark group due to the elimination of four operating companies as a result of corporate restructurings or market capitalizations outside the range comparable to Baja. Four new operating companies replaced those that had been eliminated from the comparator group. In addition, Baja’s compensation consultant took a two year look-ahead approach in choosing comparator companies as the talent needed to grow the Company successfully requires the skills of recruits likely coming from companies of that maturity and operational level.

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The Company is competing with companies of all sizes, including those in operation, for qualified and experienced people. To ensure competitive compensation packages, we must also benchmark against those companies, and not just companies in the exploration or development stage. In addition, our internal human resources team reviews current compensation packages to market at least annually to ensure we remain competitive and to understand and be proactive with respect to emerging industry trends. Our internal review benchmarks against the Canadian mining industry as a whole and utilizes reports prepared by Coopers Consulting and Mercer, as well as Vancouver market data for our administrative and technical support positions. The Company is rapidly expanding one of its most valuable assets, its human resources, both in Canada and Mexico, and as such our compensation philosophy and execution is one of our top priorities.

Compensation Objectives

Our goal is to provide competitive total compensation packages for top-performing employees as compared to our peers in the mining industry.  Our compensation program includes three components: base salary, annual cash incentives linked to performance and successful achievement of milestones and long-term incentives. The Company reviews salary and compensation packages on an annual basis.

Key Elements of Compensation

The key elements of Baja’s compensation packages are outlined in Table 7 and explained in more detail below.

             Table 7: Key Elements of Compensation
Elements	Form	Performance Period
Base Salary	Cash	1 year
Annual incentive	Cash	1 year
Long-term incentives	Stock Options	Greater than 1 year

Base Salary

Base salary is the amount of compensation paid before adding allowances, incentives or bonuses. It recognizes the contribution of employees, level of experience, education and abilities, while remaining competitive in the market place.  Base salary for each employee and executive officer’s position is primarily determined with regard for the employee’s responsibilities, individual performance, overall corporate performance, and through the assessment  of the market environment, conditions and competitiveness using independently published compensation surveys (in the case of executive officers) and general market surveys performed by our internal human resources team. Base salary compensation is targeted at the median of the market (50th percentile) for the majority of job categories and base salary mid points range between 80% and 120% of the median. In the case of employees that fit within our technical leaders group, base salaries are targeted at the 75th percentile of the market,

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Cash Incentives/Bonuses

Executive officers and employees of Baja are all eligible to participate in the Company’s Annual Incentive Compensation Program (the “Program”) as described further in the proceeding section. Historically (prior to the implementation of the Program), bonuses were being paid periodically after review and recommendation of the Compensation Committee (where executive officers and directors were concerned) and at the discretion of the Board based on the performance of the individual, the attainment of pre-set objectives or milestones and the relation those had to the performance of the Company. An example of a milestone bonus is the construction financing bonus that was paid to all employees and executive officers upon completion of US$1.1 billion of construction financing in November 2010.

The Company targets between the median and the 75th percentile of the market for total annual cash compensation (annual base salary + annual incentives).

Annual Incentive Compensation Program

In May 2010, the Company implemented the Program. The Program began as a pilot program in 2009/2010 with the implementation of formal and structured goal setting and performance reviews of every member of our team. The 2010/2011 program was implemented with the added component of incentive compensation for attainment of pre-set objectives and performance throughout the year. The Program’s objective was and is to remain competitive within our industry, continue to attract the best talent to Baja and incentivize, motivate, focus and reward our current talent. The first payments made under the Program were approved by the Compensation Committee (in the case of officers) and the Board and awarded in June 2011.

Mechanics of the Program

Setting Objectives

Each year, specific corporate objectives are established and approved by the Board. Such objectives are communicated to all departmental managers and employees. Departmental managers are then required to generate goals for their respective departments (ie: Accounting, Administration, Construction, Engineering etc). This process is repeated as departmental objectives cascade to employees for incorporation into their own individual objectives. Individual goals must contribute to the greater goals of the department and likewise to the overall corporate objectives. The process of objective setting is an interactive one, with feedback from all necessary internal stakeholders. The Program “year” runs June to May.

Appraisals and Feedback

The appraisals and feedback of supervisors are discussed in one-on-one interviews between a supervisor and employee. In the case of senior executives, the interviews take place between each executive and the CEO. In the case of the CEO, the Compensation Committee undertakes the review. Performance appraisals are an important part of employee and company development and are useful in assessing objectives that were achieved during the year; reviewing objectives that were not achieved and why; assessing performance against a set of pre-established core competencies and identifying areas and mechanisms for improvement; setting objectives for the ensuing year; and identifying developmental activities pertinent to the individual.

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Recommendations and Approvals

Corporate Objectives: Management review deliverables associated with corporate objectives and provide recommendations and support for levels of attainment of the Company’s corporate objectives. The Board has the final review and approval of attainment of corporate objectives and awards provided based on such review and determination.

Departmental Objectives: Departmental managers are responsible for reviewing and recommending the attainment of their department’s objectives. Departmental managers must then provide their recommendations for award and support for such recommendations. The departmental awards are subject to the review of the consistency review committee (as further explained below).

Individual Objectives: Managers and employees meet periodically throughout the year, and at the end of the performance year, to review the employee’s objectives and measure ongoing performance against such objectives. The manager provides a recommendation for award under the Program and such recommendation is provided to the Director of Human Resources. The Director of Human Resources compiles the recommendations for all employees and the recommendations go before a consistency review committee, comprised of a selection of senior management, to review the accuracy, fairness and appropriateness of recommended awards.

In the case of executive officers, review of performance against objectives and suggested incentive awards are reviewed, and if appropriate, approved by the Compensation Committee and then provided to the Board for further review and approval.

Target Incentive Levels

Annual Target Incentive levels are established as part of the Program and reviewed annually. “Target Incentives” are defined as a percentage of base salary and vary by job category and level within such category. Target Incentives range from 10% to 80% of base salary. Weightings for the three components of the Program (corporate, departmental and individual) are determined by the “line of sight” or the influence each job category and level has on the overall achievement of the strategic goals of the Company; the higher the pay grade of the individual, the more heavily the corporate component of the Program is weighted, in comparison to departmental and individual objectives. The combined performance of each component totals 100% of the Target Incentive percentage.

Stock Options

The Board may, from time to time, grant stock options to Employees under the Company’s Plan. Grants are intended to encourage commitment to the Company’s growth and the enhancement of shareholder value and to reward optionees for the Company’s performance through appreciation in Share value. The grant of stock options, as a key component of the executive and employee compensation package, has thus far enabled the Company to attract and retain qualified industry people. The granting of options has also historically been used to recruit and retain experienced independent directors. The size of individual stock option awards is determined and approved by the Board. In the case of executive officers and directors of the Company, and when reviewing total compensation packages, the option award is typically first approved by the Compensation Committee and then by the Board.

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The Board considers the following criteria in awarding options to an individual:

●	performance;
●	level of responsibility and authority;
●	overall importance to the current welfare of the Company;
●	the degree to which each employee’s long-term potential and contribution will be key to the longer-term success of the Company; and
●	the number and term of outstanding options already granted (and either held, exercised or expired) to an employee or executive.

The number of Shares which may be subject to option in favor of any one individual is limited under the terms of the Plan and cannot be increased beyond such specified limit without shareholder and stock exchange approval. The principal terms of the Company’s Plan are described below.

Stock Option Plan

The Company currently has an “Evergreen” or “Rolling” Plan. An Evergreen plan allows the Company to issue options that upon exercise will be less than or equivalent to up to 10% of the issued and outstanding Shares of the Company. As a result, should the Company issue additional Shares in the future, the number of options to purchase Shares, issuable under the Plan, will increase accordingly. The Plan was originally adopted by shareholders in 2004 and most recently in 2011. In December 2010, due to amendments under Bill C-47 to the Income Tax Act (Canada) we amended the Plan to provide language surrounding tax withholdings of exercised options.

The Plan is the only equity-based compensation plan the Company currently has arranged.

The Plan allows employees who have been granted options to exchange (exercise) their options for Shares of the Company at the exercise price determined at the time of granting of the options. Options do not provide employees the right to vote the underlying Shares. Options are issued for a maximum term of five years from the date of grant, except for those extended due to a blackout as further described below under “Blackout Periods”, or in the case of a director. Options generally vest as to ¼ of the total grant every six months and are fully vested on the second anniversary of the grant. Table 8 below details the vesting provisions set forth in the Plan and generally applied to option grants.

Table 8: Vesting Provisions of Stock Options under the Company’s Plan

Period	Percentage of Options Vested
Six months post grant	25%
First anniversary of grant	50%
18 months post grant	75%
Second anniversary of grant	100%

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General Plan Parameters

Table 9: General Plan Parameters

Terms	Plan Specifics
Maximum term of options granted	5 years
Maximum number (%) of options eligible to be granted to any one Optionee in a 12 month period	5% of issued and outstanding of Company
Maximum number (%) of options eligible to be granted to any one consultant in a 12 month period	2% of issued and outstanding of Company
Maximum number (%) of options eligible to be granted to any insider in any one year period and at any time	10% of issued and outstanding of Company
Maximum aggregate number of options eligible to be granted to non-Executive directors	No limit specified in current approved Plan although amendments have been proposed. See “Proposed Non-Executive Director Limits” below
Assignability and Transferability of Options	Options are non-assignable and non-transferable

Proposed Non-Executive Director Limits

Subject to shareholder approval, Baja will amend its Plan to make it compliant with ISS guidelines as requested by Mount Kellett in its December 16, 2011 Meeting requisition.

Per the new stipulations of Baja’s amended Plan, non-executive directors as a group may not be granted options exercisable for more than 1% of Baja’s issued and outstanding Shares. Baja currently has options outstanding to non-executive directors permitting them to acquire approximately 1.5% of Baja’s Shares. Baja will not issue any further options to non-executive directors until the number of options held by them as a group has dropped below the 1% threshold either through exercise or expiry, and will thereafter not grant options in excess of this threshold.

Amendments to Baja’s Plan require shareholder approval and as such, Baja is seeking amendment of its Plan now. See the Option Plan Amendment Resolution text in Exhibit G to this Information Circular. Pending the upcoming April 3, 2012 vote, Baja will administer its Plan in accordance with such amendments.

Eligibility

Options may be granted from time to time to directors, officers, employees and contractors (“Eligible Persons”) of the Company. Once options are granted, an Eligible Person becomes an “Optionee”.

Option Term

Options can be issued up to a maximum term of five years, unless extended as per the provisions noted in “Blackout Periods” below.

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Grant Date and Exercise Price

Options are typically granted at the time of hire and/or the annual review of option positions. Option grants may be made at the annual review of option positions. Option grants may be made at other times throughout the year upon recommendation of the Compensation Committee (in the case of executive officers and directors) and/or the Board. Since 2004, company-wide biennial grants have taken place (in July in 2006 and 2008, and in November 2010), however, there have also been other options granted throughout each year the Plan has been in place. There were no options granted to executive officers of the Company in 2011, with the exception of contractual option grants. All option grants, regardless of the recipient, require approval of the Board. The exercise price is typically set, for new hires, by calculating the five day volume-weighted average trading price of the Company’s Shares on the TSX five days prior to the date of acceptance of a written employment or contractual offer; or in the case of intermittent option grants, the option price is set as the five day volume-weighted average trading price of the Company’s Shares on the TSX prior to the date of grant. The Company is prohibited from setting, and does not set, prices at a discount to market price on the date of the option grant or backdate options. The Company does not grant or allow the exercise of options during a Company-imposed trading blackout period.

The exercise price of outstanding options may be amended, however, any amendments to exercise price of options requires the written approval of the TSX, and in the case of insiders of the Company, the approval of disinterested (those not affected by the amendment) shareholders.

Blackout Periods

A blackout period is a period in which no employees, officers, directors or insiders of the Company are permitted to buy or sell the Company’s securities. During a blackout period, the exercise and granting of stock options is also prohibited. At the discretion of management, the Company can issue blackout periods from time to time or for scheduled events throughout the year, such as the release of interim and annual financial results. The blackout period parameters are detailed in the Company’s Policy on Trading in Company Securities, posted on our website under About Us/Governance.

If an Optionee’s options expire during a blackout, the Optionee has the right to hold and exercise the affected options up to and including ten business days past the end of the blackout period (this is not considered an extension of the option period). At the end of the tenth day, if the options have not been exercised, they will be considered expired. Optionees whose employment is terminated with cause during a blackout period are not eligible for any option term extension, without the consent of the Board.

Treatment of Options on Termination, Death and Retirement

Termination for Cause

If an Optionee ceases to be an Eligible Person as a result of having been dismissed from the Company for cause, all unexercised option rights of that Optionee under the Plan shall immediately terminate and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

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Termination Other Than For Cause

Termination other than for cause includes events such as death, resignation, layoffs and retirement. Any Eligible Person other than a director whose employment is terminated other than for cause shall have 90 days in which to exercise any eligible options granted (and vested) to them under the Plan that have not expired. Upon the expiration of such 90 day period, all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan. If an Optionee performs Investor Relations activities for the Company and that person ceases to be employed in providing Investor Relation activities other than for cause, such person will have 30 days from termination of employment (or until the normal expiry date should that date fall before the 30 day period expires) to exercise his/her options. Upon expiration of the 30 day period, all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan. In the case of a director who is an Optionee and ceases to be an Eligible Person for any reason other than as a result of the Optionee’s death, such Optionee shall have the right for a period of 90 days plus one month for each month the Optionee has served as a director of the Company (or until the  normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be an Eligible Person to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be an Eligible Person.

Deceased Optionee

In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option with respect to all of the Optioned Shares of the deceased Optionee to the extent they were exercisable on the date of death.  Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

Amendments to the Plan

The Board may from time to time amend or revise the terms of the Plan without further shareholder approval.  Without limiting the generality of the foregoing, such amendments or revisions may include:

●	the addition of a provision for the cashless exercise of options, or a stock appreciation rights feature;

●	amendment of the blackout expiry provisions detailed in the Plan;

●	amendment of vesting provisions of options granted pursuant to the Plan;

●	minor changes of a “housekeeping” nature;

●	a change to the termination provisions of options granted under the Plan which does not entail an extension beyond the original expiry date; and

●	changes to the method of how the market value of the securities are determined.

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Options Outstanding and Shares Reserved for Issue

Table 10 below details the number of options granted and available for issuance as of February 3, 2012.

Table 10: Options Outstanding and Shares Reserved for Issue at February 3, 2012

	Option Number	% of Plan	% of Issued and Outstanding
Available for issuance under the Plan	33,956,328	100	10.0
Currently reserved for issuance (granted)	28,000,000	82.46	8.2
Remaining/available for grant	5,956,328	17.54	1.8

Table 11 below details the Company's compensation plans under which equity securities are authorized for issuance at December 31, 2011, the end of the Company’s most recently completed fiscal year.

Table 11: Securities Authorized for Issuance Under Equity Compensation Plans at December 31, 2011

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights. (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by shareholders	27,987,500	$0.95	5,956,328
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Total	27,987,500	$0.95	5,956,328

Balancing Risk and Rewards

Compensation packages are meant to attract, motivate and retain employees, but at the same time balance and manage the risks associated with:

●	attracting and retaining staff in a difficult talent market;

●	properly encouraging employees to manage their performance and decision-making, and correct poor or misaligned performance or decision making of their direct reports; and

●	encouraging responsible and thoughtful decision making while focusing and aligning the efforts and priorities of the team with those of the Company and its strategic objectives.

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Senior management and the Board spend much time and energy reviewing compensation and compensation philosophy and how they relate to employee job satisfaction, ongoing motivation and retention, market competitiveness and risk appetite as it relates to decision making and actions of employees.

Our compensation structure and philosophy is discussed on an ongoing basis. It is such an important part of the key to our success that we have:

●	a compensation expert engaged to consistently review its structure and market competitiveness;

●	a human resources department engaged full time to manage the consistency and fairness of our programs, educate team members on effective goal setting and performance management;

●	every member of our team participating in our Program and subject to frequent performance and compensation reviews;

●	an independent compensation consultant engaged frequently to review executive compensation appropriateness and changing market conditions;

●
a compensation committee dedicated to reviewing compensation philosophy, execution and remuneration, as well as overseeing the compensation of executive officers and the objectives, performance and compensation of the CEO; and

●	a Board engaged in the yearly objective setting and compensation approval process.

Consideration of Risks in Compensation Practices

Compensation structures implemented at Baja are company-wide structures and compensate and reward employees at all levels of the organization based upon their experience, performance, contribution and impact on the organization. As Baja takes a team approach to execution of our objectives and the success of our business, rewards are not limited exclusively to our executive team. Our team and Board recognize that risks are inherent in all activities associated with our business, and that effective risk management can not only identify potential threats but can either frame those risks as opportunities or mitigate them effectively.

Our compensation packages and programs have been structured across the organization to be competitive within the market for each respective employment level and line of sight of the employee to the execution of corporate objectives.  Our program also provides for movement within each compensation level, allowing room for growth within positions and through competency levels, providing a fair range of compensation packages for employees with varying skills and experiences. The compensation structure is consistently applied across the organization – an important requirement to provide a fair framework for remuneration and appropriate reward at all levels of the Company. Our compensation practices and methods support the culture of inclusivity and accountability at Baja.

This structure and culture did not happen by accident and it assists in managing the risks associated with a competitive and difficult hiring environment. The Compensation Committee and Board have been fully engaged and involved in the structuring of the compensation philosophy and execution of Baja’s compensation program. Our people are our greatest asset and the key to our success is finding and keeping the right talent and ensuring they stay focused on the right priorities while carrying out their work in line with the Company’s principles, culture and vision. A misalignment between the Company vision and employee engagement and performance is one of the biggest risks any company faces and Baja is no exception.

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Our incentive compensation program has been structured in line with the Company’s long-term strategy and vision for creation of value for all stakeholders. The Program is specifically created to provide a challenging and motivating work environment with measurable indicators for success.  Rewards are based upon planning and achievement of milestones and such milestones are the subject of much discussion at the executive management and Board levels. Our objectives are linked to our mission, vision and principles, and are planned to provide focus for our team on the activities and issues that both add value to the organization, but also may require special attention from a risk perspective. The 2011/2012 corporate objectives include items associated with senior loan draw down; project budget and schedule; operational readiness planning and preparation; and corporate social responsibility and social license. Such objectives cascade down into departmental and individual objectives, helping to align the efforts of employees at all levels and with diverse job roles and responsibilities. Objectives are also created with a longer-term strategy in mind, and the collective achievement of annual objectives contributes to that longer-term vision. This process reduces the risk to the Company as it breaks large, long-term goals into manageable and planned shorter term objectives, keeping the team focused on the most important tasks, in the right sequence and in the timeframes required, to make our long-term vision and objectives a reality. In doing so, payment of planned and staged objectives reduces the risk of payment for accomplishment of a task that actually extends over a longer period of time. Rewards support real achievements, and help to modify behaviours if necessary, and provide a forum for discussion between the Board, managers and employees at regular and more frequent intervals throughout the year.

While the Program is a key component of our total compensation package, compensation expense attributed to executive officers, and to all employees in totality, is minor in comparison to the overall budget required to build our project. Total cash compensation to NEOs in 2011 was 0.22% of the total cost of the project; total incentives paid to NEOs in 2011 was 0.08% of the total cost of the project; and total incentives to all staff in 2011 was 0.17% of the total cost of the project. These payments are being made to the team building the Boleo project and the Company and proportionally, this is a relatively insignificant number. All employees are limited in their payouts under the Program to a fixed percentage of their annual base salary, also known as their Target Incentive. The Target Incentive is based on hierarchical level within the Company and the line of sight that each level has on the Company’s strategic objectives.

Awards under the Program are subject to the review of a consistency review committee, the Compensation Committee (in the case of executive officers) and the Board.  Awards must be justified and supporting evidence for attainment of objectives and payments under the Program provided before any payments are agreed to and completed. No one person has the power to provide or withhold payment without supporting performance or lack thereof. This risk mitigation strategy balances out those managers whose subjective review of an employee may be either too hard or not hard enough. Paying an employee a reward for failure to achieve an objective is equally as detrimental to the Company and demotivating to the individual and team as not adequately rewarding an employee for an exceptional contribution and full achievement of objectives. That said, as our corporate objectives cannot be accomplished without the achievement of the collective ones, this mechanism supports a collaborative environment and motivates individuals to keep their team members on track and focused – if they do not it will affect attainment of our objectives and, ultimately, their reward.

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The Board has the ability, and has exercised such ability in the past, to cancel performance awards for non-performance or failure to meet an objective within a specified time period. For example, after much progress and written commitments for over $700 million in financing in 2008, management failed to complete construction financing, coming very close despite the onset of the global financial crisis. Payment of the 2008 bonus was contingent on deliverables of which several were never fully met, despite much of that failure being due to external factors. 25% of the bonus was paid for the milestones that had been attained but the balance of those bonuses were cancelled. There is no ‘rubber stamp’ on payment of incentives at Baja.

The Company has not identified any risks arising from our compensation practices that are reasonably likely to have an adverse material effect on the Company.

No director or NEO is permitted to purchase financial instruments that are designed to offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Approval Process

Our human resources team reviews the appropriateness of compensation against market (as described above in “Industry Benchmarking”) on an annual basis. Base salary ranges and Target Incentives for those ranges have been set and approved by executive management and the Board. Annual base salary reviews for non-officer employees are undertaken annually. An employee’s direct supervisor is responsible for reviewing and approving amendments to base salary. In addition, the executive in charge of a business unit is also responsible for signing off on such amendments. Board approval of non-executive salaries and compensation packages (excluding option grants) is not required as long as awards are within the pre-determined and approved ranges.

In the case of executive officers, the Compensation Committee undertakes the review of remuneration and as described above may seek the input of an independent compensation advisor for input and further independent oversight, and to supplement the skills and experiences of the committee. Recommendations for approval of amendments to an executive’s compensation, within pre-established and approved ranges, may be made by the CEO (or an alternate officer in the case of a potential or perceived conflict) to the committee for review. Compensation Committee recommendations are then presented to the Board for their further review and if appropriate, approval.

Baja has a rigorous approval process for compensation of all employees of the Company and prides itself on fair and equitable treatment of all employees, regardless of level within the Company.

Compensation Committee

The Company’s Compensation Committee is comprised wholly of independent directors. The Compensation Committee members are: Gerald Prosalendis, Giles Baynham and François Marland. Mr. Prosalendis is the Chair of the Compensation Committee. Biographies for each independent director can be found on our website. The Compensation Committee and its Chair have a written and approved charter and position description, respectively. Both of these documents can be found on our website under About Us/Governance.

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Extended Health Benefits

The Company’s extended health benefits program is in place to support the health and well-being of our employees, as well as that of their dependents. The benefits plans are reviewed annually to ensure the coverage is competitive and appropriate for the number of and evolving needs of our employees and executives. Every employee of the Company is eligible to participate in our extended benefits program and is provided the support necessary in setting up their coverage and making use of the benefits throughout their employment with the Company. The Company benefit plan provides extended health and dental benefits, and insurance in the event of death or disability. Employees are not required to contribute personally to participate in the benefits plan, except in the case of disability premiums.

Pension Plan

The Company does not currently have a pension plan.

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EXECUTIVE COMPENSATION

The Company’s Named Executive Officers (“NEOs”) are the CEO, CFO and the next three highest paid executive officers. For the year ended December 31, 2011, the Company only had five executive officers and as such, the five NEOs were:

Mr. John Greenslade	President, CEO & Director
Mr. Rowland Wallenius	Chief Financial Officer
Mr. Michael Shaw	Chief Operating Officer/ Vice President Engineering & Construction
Mr. Tawn Albinson	Managing Director - Mexico
Ms. Kendra Low	Vice President Administration & Corporate Secretary

Biographies for each of Baja’s NEOs can be found on our website under About Us/Management Team.

Table 12: Summary Compensation Table (presented in Canadian dollars)

NEO Name & Principle Position	Year	Annual		Long Term			Other ($)	Total Compensation ($)
		Base ($)	Bonus ($)	Options Awards (#)	Options Modified (#)	Options ($)	All Other Compensation
John Greenslade	2011 2010 2009	1496,667 1377,500 1337,000	4376,000 5750,000 714,583	9500,000 2,000,000 550,000	Nil Nil 1,400,000	10263,391 101,260,000 11406,308	Nil Nil Nil	1,136,058 2,387,500 757,891
Rowland Wallenius	2011 2010 2009	280,208 219,012 199,165	4165,000 5150,000 78,452	Nil 750,000 100,000	Nil Nil 700,000	Nil 10472,500 12144,969	Nil Nil Nil	445,208 841,512 352,586
Michael Shaw	2011 2010 2009	2335,000 2248,335 2191,667	4247,500 5,6219,167 890,000	950,000 800,000 100,000	Nil Nil 550,000	1026,339 10504,000 13139,123	Nil Nil Nil	608,839 971,502 420,790
Tawn Albinson	2011 2010 2009	372,000 372,000 372,000	Nil 5123,000 78,500	Nil 750,000 100,000	Nil Nil 500,000	Nil 10472,500 14118,904	149,000 132,000 132,000	221,000 799,500 331,404
Kendra Low	2011 2010 2009	210,417 150,993 128,062	4120,000 5102,000 75,741	Nil 750,000 100,000	Nil Nil 350,000	Nil 10472,500 15102,640	Nil Nil Nil	330,417 725,493 236,443

Footnotes:
1.
Kendron Petroleum Management Corporation (“Kendron”) is a private British Columbia company, owned by Mr. Greenslade and his wife. With the exception of 2009, Kendron has and continues to provide management services to the Company and a TSX-V listed company. All monies paid to Kendron were utilized to pay its administrative costs and then either held as retained earnings or paid to Greenslade and/or his wife as salary or dividends.

2.
Michael Shaw is a shareholder of Ravenswing, a private company, which, under agreement, received management fees for services performed for the Company. In addition, in January 2009, Mr. Shaw became a full time employee of Costeros (a 70% owned Mexican subsidiary of the Company).

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3.	Paid for administrative duties as Managing Director of MMB.
4.
This is the first year of payout under the Company’s Program and awards are based on percentage of annual base salary of the NEO. More information on the mechanics of the Program can be found on page 50.

5.	This bonus was paid in November 2010 upon completion of construction financing for the Boleo project in excess of US$1.1 billion. The bonus was earned over a period of 3.5 years.
6.	A portion of this bonus ($69,167) was a contractual bonus in the contract of Ravenswing.
7.	Performance bonus paid in December 2009. The bonus was equal to one half month’s salary of the NEO.
8.	Contractual yearly bonus, which concluded September 1, 2010 as a new contract was executed.
9.	Contractual annual grant of stock options. Contractual annual option grants began for Mike Shaw in 2008 and for John Greenslade in 2011.
10.
This is a value attributed to the option grant based on the fair value option grants (on the date of grant) using Black Scholes calculation method. This value does not provide the value of any payout from exercise of options or the current value of such options. Presently, all of these options are underwater and have no monetary value.

11.
This amount includes the sum of the dollar values of the options noted in the “Option Awards (#)” ($166,721) and the options noted in “Options Modified (#)” ($239,587). Both of these were determined using Black Scholes calculations and does not represent cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the Optionee, but is merely one indication of the potential worth of these options which was based on the Black Scholes calculations.

12.
This amount includes the sum of the dollar values of the options noted in the “Option Awards (#)” ($30,312) and the options noted in “Options Modified (#)” ($114,657). Both of these were determined using Black Scholes calculations and does not represent cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the Optionee, but is merely one indication of the potential worth of these options which was based on the Black Scholes calculations.

13.
This amount includes the sum of the dollar values of the options noted in the “Option Awards (#)” ($26,102) and the options noted in “Options Modified (#)” ($113,021). Both of these were determined using Black Scholes calculations and does not represent cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the Optionee, but is merely one indication of the potential worth of these options which was based on the Black Scholes calculations.

14.
This amount includes the sum of the dollar values of the options noted in the “Option Awards (#)” ($30,312) and the options noted in “Options Modified (#)” ($88,592). Both of these were determined using Black Scholes calculations and does not represent cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the Optionee, but is merely one indication of the potential worth of these options which was based on the Black Scholes calculations.

15.
This amount includes the sum of the dollar values of the options noted in the “Option Awards (#)” ($30,312) and the options noted in “Options Modified (#)” ($72,328). Both of these were determined using Black Scholes calculations and does not represent cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the Optionee, but is merely one indication of the potential worth of these options based on the Black Scholes calculations.

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Incentive Plan Awards

Option-based and Share-based Awards

Table 13: Option-based and Share-based Awards to NEO’s as at December 31, 2011

Name of NEO	Option based Awards
	Number of Securities underlying unexercised options (#)				Option Exercise Price ($)	Option Grant Date	Option Exercise Date	Value of vested unexercised in-the-money options2 ($)
	Total (#)	Number Vested (total) (#)	Number vested in 2011 (#)	Value of Options vested in 20111 ($)
John Greenslade	400,000	400,000	Nil	Nil	0.40	May 16, 2008	May 16, 2013	160,000
	550,000	550,000	137,500	89,375	0.57	May 15, 2009	May 15, 2014	126,500
	2,000,000	1,000,000	1,000,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
	500,000	125,000	125,000	Nil	1.05	June 21, 2011	June 21, 2016	Nil
Rowland Wallenius	200,000	200,000	Nil	Nil	0.40	July 10, 2008	July 10, 2013	80,000
	125,000	125,000	Nil	Nil	0.40	Nov.19, 2008	Nov. 19, 2013	50,000
	100,000	100,000	25,000	16,250	0.57	May 15, 2009	May 15, 2014	23,000
	750,000	375,000	375,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
Michael Shaw	300,000	300,000	Nil	Nil	0.40	Aug. 17, 2007	Aug. 17, 2012	120,000
	50,000	50,000	Nil	Nil	0.40	May 16, 2008	May 16, 2013	20,000
	200,000	200,000	Nil	Nil	0.40	July 10, 2008	July 10, 2013	80,000
	50,000	50,000	12,500	8,750	0.40	April 2, 2009	April 2, 2014	20,000
	50,000	50,000	12,500	8,125	0.57	May 15, 2009	May 15, 2014	11,500
	50,000	37,500	25,000	6,375	0.76	March 5, 2010	March 5, 2015	2,000
	750,000	562,500	375,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
	50,000	12,500	12,500	Nil	1.05	June 21, 2011	June 21, 2016	Nil
Kendra Low	250,000	250,000	Nil	Nil	0.40	July 10, 2008	July 10, 2013	100,000
	100,000	100,000	Nil	Nil	0.40	Nov. 19, 2008	Nov. 19, 2013	40,000
	100,000	100,000	25,000	16,250	0.57	May 15, 2009	May 15, 2014	23,000
	750,000	375,000	375,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
Tawn Albinson	200,000	200,000	Nil	Nil	0.40	April 17, 2007	April 17, 2012	80,000
	100,000	100,000	25,000	16,250	0.57	May 15, 2009	May 15, 2014	23,000
	750,000	375,000	375,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil

Specific Footnotes:
1.	The value of options vested in the fiscal year ended December 31, 2011 is calculated as if options had been exercised on their vest date in 2011 based on market price on the vest date of the options.
2.	The value of vested unexercised in-the-money options is calculated based on the close of market price on December 31, 2011.
General Notes related to Table 13:
●	The market price at close-of-market on December 31, 2011 was $0.80.
●	The Company has never issued any share-based awards.
●	From the date of grant, options vest 25% every 6 months and are considered fully vested on the 2 year anniversary of the grant date.

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All Other Compensation

The Company does not generally give perquisites or other forms of compensation, other than what is described under “Key Elements of Compensation” on page 49.

Performance Graph

[Missing Graphic Reference]
The following information and Figure 1 below compares the Company’s Share price performance had CDN$100 been invested in the Company on December 31, 2005 with the performance of the S&P/TSX Composite Index and the S&P/TSX Venture Composite Index over the past six years.

Figure 1: Performance of Shares
During the years of 2005 to 2007, executive compensation remained relatively consistent while the Company’s definitive feasibility study was completed. This coincided with a relatively consistent upwards trend in the Share price of Baja. While the performance of the Company’s Shares had fallen in 2008, so too had the overall market’s performance with the onset of the global financial crisis. While Baja’s stock was (in 2008) on a steady decline, this had not been consistent with the performance of and milestones reached by the Company and/or its senior management during that year. In 2008, notwithstanding commitments for over $700 million in financing for the Boleo project and the signing of a strategic partnership with a consortium of Korean companies, due to the financial crisis the financing for Boleo was not completed in full. 75% of the total bonus amounts eligible in 2008 were cancelled as they had been contingent on financing completion by December 31, 2008. During 2009, the Company’s stock performance bettered and appreciation in the Share price was seen. This is consistent with a marginal recovery made by the market as a whole. Baja was implementing the Program in 2009, but it was in a pilot year and no payments were made under the Program, although objective setting was formally carried out across all levels of the Company. A small performance bonus was paid at the end of 2009. In 2010, we continued our recovery and Share price appreciation correlated with completion of our debt facilities, a major milestone in the Company’s development.

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Compensation of executive officers and remuneration of directors was held constant through construction financing, with the exception of the payment of a portion of bonuses in 2008 (as described earlier). Upon completion of Baja’s US$1.1 billion financing, remuneration to both directors and officers was reviewed and increased to correspond with market (as upon review our officers in some cases were below the median of the market) and with the execution of a major milestone in the Company’s development. In 2011, while Share price generally declined, it outperformed a majority of its peers, and the majors, and for the most part, closely tracked copper price. In addition, over the past six years, the Company’s Share price performance has generally been consistent with, or better than, the performance of the S&P TSX and S&P TSX Venture Indices. Payments to executive officers in 2011 were in line with pre-set objectives and deliverables against those objectives. With the exception of contractual options, no NEOs received option grants in 2011. Baja has been consistently executing on its corporate objectives in line with our long-term strategy and continues to monitor the performance of our people. We continue to work towards first copper production at Boleo in the first half of 2013 and would expect to see an appreciation of Share price in line with near term copper production, as is typically seen in the industry.

Termination Arrangements

The Company has no formal termination arrangements in place, other than those set forth in the Company’s Plan, with respect to stock options granted to Optionees in the Company. Circumstances surrounding the termination of employment are individual and are dealt with according to applicable labour law and the BC Employment Standards Act, as well as taking into consideration all pertinent employment information of the individual.

Change of Control Provisions

The Company has no compensation plan or arrangement with respect to the NEOs, other than the exceptions noted below, in the event of:

●	the resignation, retirement or any other termination of any NEOs employment with the Company; or

●
 in the event of a change of control of the Company or its subsidiaries, or in the event of a change in the NEOs following a change in control, where in respect of the NEO, the value of such compensation exceeds $100,000.

The exceptions to this are:

●	The contract of Kendron, in which Mr. Greenslade is a shareholder, which provides that in the event of a change of control, two year’s remuneration ($1,100,000) will be provided as severance;

●	The contract of Rowland Wallenius, which provides that in the event of a change of control, two year’s salary ($600,000) will be provided as severance;

●
The contract of Ravens Wing, in which Michael Shaw is a shareholder, and the employment agreement of Michael Shaw which provides that in the event of a change of control, two year’s salary ($700,000) will be provided as severance.

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●	The contract of Kendra Low which provides that in the event of a change of control, two year’s salary ($500,000) will be provided as severance.

In addition, the contract of Tawn Albinson is under finalization and may provide for a change of control clause. Such contract is not yet finalized or approved.

The information provided in Table 14 below provide the estimated payments NEOs of the Company would have been entitled to had a change of control happened on December 31, 2011.

Table 14: Estimated Payments Upon A Change of Control

NEO	Base Salary	Change of Control Provision	Other payable annual contractual incentives1	Total Obligation
John Greenslade	$550,000	$1,100,000	$880,000	$1,980,000
Rowland Wallenius	$300,000	$600,000	$360,000	$1,020,000
Michael Shaw	$350,000	$700,000	$525,000	$1,225,000
Kendra Low	$250,000	$500,000	$300,000	$ 800,000

Footnote:
1.	The figures associated with, “Other Payable Annual Contractual Incentives” is based on 100% payment of annual incentives for two years.

Executive Compensation-Related Fees

As discussed in Industry Benchmarking on page 48, the Compensation Committee engaged Roger Gurr & Associates as independent advisor to the Compensation Committee with respect to director and executive officer compensation. Aggregate fees related to such services provided by Gurr & Associates amounted to $31,234 in 2010 and $22,400 in 2011.

[The remainder of this page is intentionally left blank]

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DIRECTOR COMPENSATION

Retainers and Fees

Annual Board and committee retainers are paid monthly to each eligible independent director. Effective December 1, 2010, the Board approved amended annual retainers as described in Table 15 below. In addition, independent directors are paid meeting fees in the amount of $1,000/meeting. Meeting fees are applicable to members of the various committees for committee meetings and for members of the Board for Board meetings. Board members who attend committee meetings, but who are not part of the committee, will not receive meeting fees for attendance at such committee meeting. Meeting fees are paid quarterly. Baja also reimburses directors for out-of- pocket travel expenses.

        Table 15: Annual Board, Board Chair & Committee Retainers (Effective December 1, 2010)

Board Chair Retainer1,2	$100,000
Board Member Retainer	$ 36,000
Audit Committee Chair Retainer	$ 15,000
Committee Chair Retainer (All Committees other than Audit)	$ 7,500

        Footnotes:
1.	The Board Retainer is all inclusive with the exception of any additional retainer as a committee chair of any duly formed committee of the Board.
2.
An Independent Lead Director was appointed on May 25, 2011 (as discussed above under Chair of the Board on page 36. In line with a draft policy at the time and as approved by the Board, the Independent Lead Director was provided an annual retainer, paid monthly starting at the time of appointment, of $50,000.

Table 16: 2011 Summary Compensation Table – Directors (presented in Canadian dollars)

Director Name	Fees Earned ($)1	Long Term		Other ($)	Total Compensation ($)
		Options Awards (#)	Options Awards ($)3	All Other Compensation
J. Greenslade2
G. Thody	71,625	Nil	Nil	Nil	71,625
C.T. Ogryzlo	88,217	Nil	Nil	Nil	88,217
W. Seidler	34,375	750,0005	428,489	Nil	462,8644
F. Marland	27,000	750,0005	441,665	Nil	468,6654
G. Baynham	39,955	750,0005	441,665	Nil	481,6204
G. Prosalendis	31,375	750,0005	441,665	Nil	473,0404

Footnotes:
1.
This figure represents a combination of the annual retainer paid to the Board member as a Board member or Board chair, committee chair fees and meeting fees. The fee structure is outlined in Table 15 above.

2.
Mr. Greenslade is an executive officer of Baja and therefore not an independent director. As such, he does not receive cash compensation as a director. Please see Table 12 on page 61 for information relating to Mr. Greenslade’s remuneration as an executive officer of Baja.

3.
Dollar values disclosed in this column are based on the grant date fair value of the award noted in the column titled “Option Awards (#)”. This value does NOT represent any payout from exercise of options or the current value of such options, nor are these options are not fully vested. Presently, all of these options are underwater and have no monetary value.

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4.
As discussed in Note 3 above, this figure DOES NOT represent a cash award to this director. The only cash paid to this director is identified in the first column titled, “Fees Earned”. The balance of this compensation number is overstated by the value placed on the options granted when this director joined the Board in 2011.

5.	This option grant to this individual director represents only 0.2% of the Shares of Baja.

Option-based and Share-based Awards

Table 17: Option-based and Share-based Awards of Baja Directors December 31, 2011

	Option based Awards
Name of Director	Number of Securities underlying unexercised options (#)				Option Exercise Price ($)	Option Grant Date	Option Exercise Date	Value of vested unexercised in-the-money options ($)(3)
	Total (#)	Number Vested (total) (#)	Number vested (2010) (#)	Value of Options Vested in 20102 ($)
John Greenslade1
C. Thomas Ogryzlo	150,000	150,000	Nil	Nil	0.40	May 16, 2008	May 16, 2013	60,000
	75,000	75,000	Nil	Nil	0.40	July 10, 2008	July 10, 2013	30,000
	150,000	150,000	37,500	24,375	0.57	May 15, 2009	May 15, 2014	34,500
	750,000	375,000	375,000	Nil	1.17	Nov.25, 2010	Nov. 25, 2015	Nil
Graham Thody	150,000	150,000	37,500	24,375	0.57	May 15, 2009	May 15, 2014	34,500
	750,000	375,000	375,000	Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
Wolf Seidler	750,000	187,500	187,500	26,250	1.06	Feb. 2, 2011	Feb. 2, 2016	Nil
Francois Marland	750,000	187,500	187,500	Nil	1.13	May 25, 2011	May 25, 2016	Nil
Giles Baynham	750,000	187,500	187,500	Nil	1.13	May 25, 2011	May 25, 2016	Nil
Gerald Prosalendis	100,000	100,000	25,000	19,250	0.40	May 5, 2009	May 5, 2014	40,000
	750,000	187,500	187,500	Nil	1.13	May 25, 2011	May 25, 2016	Nil

Specific Notes
1.	Options granted to John Greenslade are detailed in Table 12 on page 61. Options are granted to Mr. Greenslade both for his role as President/CEO and his role as a director.
2.	The value of options vested in the fiscal year ended December 31, 2011 is calculated as if options had been exercised on their vest date in 2011 based on market price on the vest date of the options.
3.	The value of vested unexercised in-the-money options is calculated based on the close of market price on December 31, 2011.

General Notes:
●	The market price at close-of-market on December 31, 2011 was $0.80.
●	The Company has never issued any share-based awards.
●	From the date of grant, options vest 25% every 6 months and are considered fully vested on the 2 year anniversary of the grant date.

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Share Ownership Guidelines

The Company does not have any director share ownership guidelines in place at this time.

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CERTAIN INFORMATION REGARDING THE DISSIDENT NOMINEES

Baja is not aware of, or cannot accurately ascertain on reasonable inquiry at this time, all of the biographical information regarding Mr. Lehner and Mr. Waisberg (the “Dissident Nominees”) that is required for disclosure by a candidate seeking to serve as a director. Such information includes their respective countries of residence, principal occupations for the preceding five years, number and percentage of security holdings in Baja, their interests in any transactions since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company and any material interest, direct or indirect, by way of beneficial ownership of the common shares of the Company or otherwise of the Dissident Nominees or associates or affiliates of them in any matter to be acted upon at the Meeting, except as disclosed herein. Accordingly, and to avoid any misstatement, reference is made to the Mount Kellett’s circular, when filed, for such information.

In addition, based on publicly disclosed information, Baja provides the following observations regarding the careers of the two Dissident Nominees:

Stephen Lehner is less qualified to serve as a Baja director than any of the current directors, including the two that Mount Kellett seeks to replace. This assessment is based on a number of factors from his published biography including the following facts:

●
Since completing his university education he has had less than 11 years of business experience, including less than three years with Mount Kellett. This is far less experience than any current Baja director.

●
His experience is limited to investment banking and investing. He has no disclosed experience with a developer of a mine in Mexico, such as Baja. In fact, there is no record of him working at any level for a mining company, other than as an outside analyst conducting due diligence.

●	He has disclosed no experience as a director of a publicly-traded company based in Canada or anywhere else, and has no disclosed experience as a director of a mining company.
●
He faces a conflict of interest. Given that his employer is a self-described “opportunistic” investor, and given that he has demanded special status for Mount Kellett as a Baja shareholder, he may use insights gained as a director of Baja to advance the interests of Mount Kellett ahead of those of Baja’s other shareholders.

Lorie Waisberg is less qualified to serve as a Baja director than any of the current directors, including the two that Mount Kellett seeks to replace. Within the mining sector Mr. Waisberg’s experience as a director of publicly traded companies appears largely limited to high-risk ventures. He has no disclosed experience with a late-stage developer of a mine such as Baja.

Mr. Waisberg already serves on six boards, which is the maximum number according to the standards of proxy advisor ISS. Unless he resigns from one, he will have more than the ISS-recommended maximum number of directorships if elected to Baja’s Board. He has made no public commitment to resign from any other boards. Further, Mr. Waisberg is so overcommitted on audit committees, another proxy advisor, Glass Lewis, has recommended five “withholds” against him personally since 2010. The most recent “withhold” was in a report dated January 6, 2012.

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EXHIBIT A:                      THE REQUISITION

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(h) to consider a non-binding ordinary resolution that the Corporation adopt a policy that provides that disinterested shareholder approval is required for all transactions which are an acquisition of a business or asset, amalgamation, arrangement, consolidation or other similar transaction involving the Corporation and a related party of the Corporation or a person that is a non-arm's length party of the Corporation, whether or not there are also other parties to the transaction, involving aggregate consideration, paid or payable, insofar as it involves a related party or a non-arm's length party, in excess of 10% of the Corporation's market capitalization (as such term is defined in Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*);

(j) such other business as may properly come before such meeting.

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2

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EXHIBIT B:                      BAJA’S JANUARY 3, 2012 LETTER TO MOUNT KELLET

January 3, 2012

Via E-mail
Mount Kellett Master Fund II A L P
c/o Mount Kellett Capital Management, LP

Attention:  Stephen Lehner, Managing Director

Dear Mr. Lehner:

We write regarding Mount Kellett’s meeting requisition delivered to Baja on December 19, 2011.   The requisition seeks the election of two directors nominated by Mount Kellett, and raises various corporate governance points.

Baja respects and values the views of its shareholders and acknowledges that it is appropriate for a significant shareholder such as Mount Kellett to have meaningful access to the board and management to communicate its views and to be entitled to nominate a director, if it wishes to do so. While acknowledging the appropriateness of such shareholder input, the Board of Directors (the “Board”) and management of Baja are also aware of their obligation to ensure that the input is facilitated in a way that also respects and safeguards the best interests of the Corporation itself and shareholders as a whole.

Baja proposes to consider appointment of one of Mount Kellett’s nominees, Lorie Waisberg, as a director, subject to a personal meeting with Baja’s Nominating Committee and further standard review as noted below. With respect to Mount Kellett’s governance suggestions, most are already Baja’s practice and Baja has now formally adopted all but one of them as policies.

Director Appointments

Baja believes that to avoid conflicts of interest, directors should not be current employees, senior officers or directors of institutional and corporate shareholders, or of their affiliates.  With the exception of Baja’s chief executive officer, Baja’s Board is comprised entirely of such independent directors.

Earlier this year, after Mount Kellett informed Baja’s management of its desire to appoint a representative to the Board, Baja repeatedly invited Mount Kellett to put forward a nominee who would be independent based on Baja’s criteria.

Unfortunately, Mount Kellett consistently rebuffed Baja’s invitations.  In particular, Baja notes that Mount Kellett never proposed Mr. Waisberg as a nominee prior to the December 16, 2011 news release announcing Mount Kellett’s requisition.  Had Mount Kellett proposed Mr. Waisberg in response to Baja’s invitations, this proposal would likely have been well-received, as Mr. Waisberg appears to fit Baja’s criteria for a qualified and independent director.  While further review and a personal meeting are required, Baja’s preliminary view is that Mr. Waisberg would be an acceptable candidate, based on publicly available information about his background in law and finance as well as his experience as a director of other Canadian companies, including a mining company.

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Mount Kellett’s other nominee, Stephen Lehner, does not meet Baja’s criteria for independence.  Baja believes Mr. Lehner’s role as Managing Director of the institutional investor Mount Kellett Capital Management LP could subject him to conflicts of interest.  Further, Mr. Lehner does not appear to have experience with publicly-traded Canadian companies, including Canadian mining companies.

Mount Kellett has previously suggested that with Mr. Lehner as a director, it can provide Baja with the insights and strategy of a large investment fund.  The Board believes that it can obtain Mount Kellett’s input as an institutional shareholder and trader without a board seat for Mr. Lehner.

In its prior discussions with Mount Kellett on the issue of board nominations and independence, Baja pointed to the example of another significant Baja investor, Louis Dreyfus Commodities Metals Suisse S.A., which holds a director nomination right.  It used that right to nominate an independent director, Wolf Seidler.  Mr. Seidler, a mining engineer, is not an employee, senior officer or director of Louis Dreyfus Commodities Metals Suisse S.A, or any of its affiliates.  At Baja’s most recent annual meeting of shareholders, Mr. Seidler received 98.81% “For” votes in favour of his election to Baja’s board, including the votes of Mount Kellett.  This support underscores shareholders’ view of the value that independent directors bring to the Corporation.

Corporate Governance

While Baja’s corporate governance practices are already robust, the Board has carefully considered each of the corporate governance points raised in Mount Kellett’s requisition.  Schedule “A” sets out Baja’s response to each of these points, which are generally consistent with Baja’s existing policies and procedures.  The only proposal that is not acceptable to Baja is Mount Kellett’s proposal relating to stock option grants to non-executive directors.  Baja’s current stock option plan (the “Option Plan”) was approved by its shareholders (including Mount Kellett) at Baja’s annual general meeting (“AGM”) on May 25, 2011, and the Board does not believe it to be in the Corporation’s best interests to now amend the Option Plan as proposed by Mount Kellett.  Baja’s position on this matter is further explained in Schedule “A”.

Baja notes that Mount Kellett expressed no concerns to Baja regarding Baja’s governance practices prior to its announcement respecting the requisition on December 16, 2011. To the contrary, Mount Kellett has consistently supported Baja’s management and Board.  In particular, Baja’s entire Board received Mount Kellett’s support at Baja’s most recent AGM just seven months ago.

There has been no corporate or industry development since then that would explain Mount Kellett’s sudden change of position. Had Mount Kellett mentioned its governance suggestions to Baja prior to the requisition, Baja would have responded as it has now.

The Benefit of Avoiding a Proxy Contest

In a letter to Baja dated November 3, 2011, Mount Kellett Managing Partner Mark McGoldrick stated “We were attracted to Baja because we like the Corporation, its management and the Boleo Project...We have no wish to be contentious….”

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Neither does Baja’s management and Board.  That is why Baja now offers to consider Mr. Waisberg as a director, and why Baja has further strengthened its governance practices as set out in Schedule “A”.  If these steps address Mount Kellett’s concerns, Baja’s Board commits to completing its review of Mr. Waisberg and reaching a decision on his appointment in a timely manner.

Baja wishes to avoid an expensive, distracting and unnecessary Special Meeting of Shareholders. The time, energy and funds which will be wasted on a proxy contest are significant.  Management, with the support and guidance of the Board, wishes to remain focused on the successful construction of the Boleo project. All stakeholders will benefit as Boleo comes to fruition.

Baja invites Mount Kellett to meet at Baja’s head office in Vancouver, or by conference call, with representatives of Baja’s management and Board on January 5, 2012 at 9am PST in the hope of coming to an amicable resolution of this matter.

If such resolution is not possible, Baja confirms that it will call a meeting of its shareholders and will publish a notice of meeting within 21 days of receipt of Mount Kellett’s requisition on December 19, 2011.

Yours truly,

/s/ Giles Baynham

Giles Baynham
Chairman
Baja Mining Corp.

cc:           Board of Directors, Baja Mining Corp.
Stikeman Elliott LLP

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SCHEDULE “A”

While many of the corporate governance items raised by Mount Kellett have been Baja’s long-time standing policies or practices, this Schedule outlines what Baja has done in response to each of Mount Kellett’s five governance suggestions. Baja agrees with the first four suggestions and explains why it does not accept the fifth.

1.
Mount Kellett calls for Baja to adopt a policy requiring that each of the Nominating Committee and Compensation Committee be comprised entirely of independent directors and that the Chair of the Board be independent; independence standards should be in line with National Instrument 58-101.

●	With the exception of Baja’s CEO John Greenslade, all of Baja’s directors are independent within the meaning of NI 58-101.
●	Baja’s Compensation Committee has always been independent. This requirement is contained in the Compensation Committee’s charter.
●
John Greenslade served as the sole non-independent member of the three person Nominating Committee following the conclusion of the term of office of director Ross Glanville at the Corporation’s last AGM.  Wolf Seidler has now replaced Mr. Greenslade on this committee, and all members on all of Baja’s committees are now independent.

●
Mr. Greenslade served as Interim Chair following the resignation of independent director Thomas Ogryzlo from that position on May 25, 2011. At that time, independent director Giles Baynham was appointed Independent Lead Director.  Mr. Baynham has now been appointed as Chair, replacing Mr. Greenslade.

Baja has adopted a policy which requires that the members of all current Board committees and the Chair of the Board be independent within the meaning of NI 58-101.

2.
Mount Kellett calls for Baja to adopt a policy requiring disinterested shareholder approval for various transactions involving non arm’s-length parties which have a value in excess of 10% of the Corporation’s market capitalization.

Under applicable Canadian securities laws, minority shareholder approval is already required for related party transactions having a value in excess of 25% of Baja’s market capitalization. Baja has no objection to voluntarily lowering this threshold to 10% of market capitalization, and has adopted a policy to this effect.

3.
Mount Kellett calls for Baja to adopt a policy that provides that no person who is a relative of or resides in the same home as a director or officer of Baja may act as a director or officer of Baja or its affiliates without prior approval by the independent directors.

The policy proposed in this item is fully consistent with Baja’s existing practice, and a formal policy to this effect has been adopted.

4.
Mount Kellett calls for Baja to adopt a policy that provides that any director be required to tender his or her resignation if such director receives more “withhold” votes than “for” votes at any meeting where shareholders vote on the uncontested election of directors.

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Currently, Canadian corporate legislation provides for a plurality voting standard in director elections, whereby shareholders may vote "for" or "withhold" their votes.  While not yet common, a number of TSX-listed companies have voluntarily implemented a so-called majority voting policy.

Baja has no issue with doing the same, and such a policy has been approved by the Board.
5.           Mount Kellett seeks the amendment of Baja’s Option Plan to:

(i)
require shareholder approval for changes to the Option Plan that: (a) increase the number of shares reserved for issuance under the Option Plan or Option Plan maximum, (b) reduce the exercise price or cancel and re-issue options or other entitlements of non-insider options, (c) permit options granted under the plan to be transferable or assignable other than for normal estate purposes, or (d) amend the Option Plan’s amendment provisions.

(ii)
provide for limits on non-executive director participation under the Option Plan such that the aggregate number of common shares of Baja which may be reserved for issuance to the non-executive directors of Baja shall not exceed the lesser of: (x) a reserve of 1% of the number of common shares outstanding together with other treasury-based equity compensation plans, if any, at any given point in time; and (y) an annual equity award value of CAD$100,000 per non-executive director; and

In respect of item (i):

(a)
Shareholder approval is required for increases to the maximum number of shares issuable under a stock option plan under section 613(i)(iv) of the TSX Company Manual.  Baja already needs to obtain shareholder approval to do this.

(b)
Section 6.02 of the Option Plan says that shareholder approval is required for any reductions to the exercise price or term of options issued to insiders.  This corresponds with the requirements of section 613(i)(i) and (ii) of the TSX Company Manual.

It is Baja’s policy to seek shareholder approval for any such changes to the terms of granted options, not just options granted to insiders.   Baja has no issue with amending the Option Plan to state this, and will have the shareholders approve this amendment at the annual general meeting at which the Option Plan is required by the TSX to be approved by Baja’s shareholders.

(c)
Section 6.09 of the Option Plan currently says that options may not be transferred except under a will, other testamentary instrument or under the laws of succession.  Baja will not amend this section of the Option Plan without shareholder approval, and will have the shareholders approve an amendment to the Option Plan to say this when the Option Plan next comes up for periodic approval by the shareholders.

(d)
Amendments to the amendment provisions of the stock option plan of a TSX listed issuer require shareholder approval under section 613(i)(v) of the TSX Company Manual.  Baja is already unable to make such amendments without first obtaining shareholder approval.

In regard to item (ii), the Option Plan complies with the requirements of the TSX and was approved by Baja’s shareholders (including Mount Kellett) at Baja’s last AGM. Baja’s Board believes the restriction put forth by Mount Kellett is not in the best interest of Baja or its shareholders.

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EXHIBIT C:                      MOUNT KELLETT’S JANUARY 4, 2012 LETTER TO BAJA

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MOUNT KELLETT

- **Nepotism Policy**: We can only assume from your letter that the independent directors have ratified the appointment of Mr. Greenslade's daughter as corporate secretary at the compensation package disclosed in the Company's last proxy circular. The corporate secretary is one of the top 5 highest paid executives at the Company with a total compensation for fiscal year ended 2010 of $725,493 (of which $150,993 was base salary, $102,000 was a bonus payment and $472,500 was the value of options awarded), 1.3 million in cumulative option grants and entitlement to a payout of two years salary ($400,000) upon a change in control. This is an embarrassing development for all involved and unfortunately is a prime exhibit of the culture our efforts will change at the Company.

We believe that the current culture of poor governance must come to an end in order for the Company to achieve its full potential – we believe that this change can only be accomplished by altering the board composition.

Like you, we would welcome the opportunity to avoid an expensive and time-consuming requisitioned meeting of shareholders. In that spirit, assuming you agree that the foregoing issues are open to further discussion, we are happy to speak with you, on a without prejudice basis, about these matters at 9 am PST on January 5, 2012, as suggested. If you are not willing to discuss these matters further, please let us know in advance of such time. We look forward to a quick and mutually-satisfactory resolution to our concerns.

Very truly yours,

Jonathan Fiorello
Chief Operating Officer

Mount Kellett Capital Management LP | 623 Fifth Avenue, 18th Floor | New York, New York 10022 | Tel: 212-588-6100 | Fax: 212-588-6180

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EXHIBIT D:                      BAJA’S CORRESPONDENCE WITH LORIE WAISBERG

Correspondence #1: January 12, 2012: Letter to Mr. Waisberg

BY EMAIL	January 12, 2012

Dear Mr. Waisberg:

Re:	Baja Mining Corp.

I am writing on behalf of Baja Mining Corp. (“Baja”) to advise you that the Nominating Committee of the Board of Baja has recommended that the Board offer to appoint you as a director to serve until the next Annual General Meeting of the shareholders of Baja.

As you are aware, Mount Kellett Master Fund II A LP (“Mount Kellett”) delivered to Baja a requisition dated December 16, 2011 asking that Baja call a special general meeting of its shareholders for the consideration of certain business including, among other things, your election as a director of Baja.  That Special General Meeting has now been called and will be held on April 3, 2012 (the “Requisitioned Meeting”).

Having received this requisition, the Board initiated a review of your qualifications and suitability to serve as a director of Baja, and sought the advice and guidance of the Nominating Committee in this regard.

The Board has a longstanding practice of having any candidate considered for appointment or election to the Board first meet with one or more representatives of the existing Board.  Further, Baja believes that to avoid conflicts of interest directors should not be current employees, directors, agents or affiliates of institutional and corporate shareholders.

It is the expectation and assumption of the Board that neither of these matters will create any impediment to your appointment.

With that background, we are pleased to offer to appoint you to the Board effective the earlier of April 4, 2012 or upon resolution of the current dispute with Mount Kellett, subject to:

a)	a meeting between you and one or more representatives of the Board, to the satisfaction all parties; and

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b)
your confirmation, in writing, that you do not anticipate, expect or hope to receive any compensation, benefit or advantage, other than such compensation as may be provided to you by Baja in the usual course in connection with your fulfillment of your role as a director and in particular that neither you nor any other person expects to receive any such compensation, benefit or advantage from Mount Kellett or any party related to or acting on behalf of Mount Kellett as a result of your agreeing to or in fact being appointed to the Board.

If this invitation is of interest, we would like to arrange for a meeting between you and one or more current members of the Board as soon as possible.  Members of the Board can be available in Toronto the week of January 15, 2012.

As you will appreciate, your decision to accept or decline this invitation will have an impact on the nature of the business to be put to the shareholders at the Requisitioned Meeting and as such, we would ask that you provide your response by no later than January 18, 2012.

We look forward to hearing from you and to welcoming you to the Board.

Yours truly,

/s/ Giles Baynham

Giles Baynham
Chairman
Baja Mining Corp.

cc:  Jonathan Fiorello, Chief Operating Officer of  Mount Kellett Capital Management LP

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Correspondence #2: January 13, 2012:  Email from Mr. Waisberg to Mr. Baynham

From: Lorie Waisberg
Date: Fri, 13 Jan 2012 13:17:06 -0500
To: Giles Baynham
Subject: Baja

Giles

I would like to talk to you about the way forward. I can call you if you let me know a good time for you or you can call me ([phone number]) at you convenience.

Lorie Waisberg

Correspondence #3: January 25, 2012: Email from Mr. Baynham to Mr. Waisberg

From: Giles Baynham
Date: Wed, 25 Jan 2012 12:16:29 -0800
To: Lorie Waisberg
Cc: John Greenslade
Subject: Baja Mining - Board of Directors

Mr. Waisberg,

I wrote to you on January 12, 2012 to extend an invitation to join the Board of Baja.

We spoke by telephone briefly on January 13, 2012 but I have not heard from you further since then.

In my letter, I asked that you accept or decline Baja’s invitation by January 18, 2012.  You have not done either.

We assume that this means that you have decided to decline Baja’s invitation.

We will proceed on that basis unless we hear from you to the contrary by 5:00 pm Vancouver time today.

Yours truly

Giles

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Correspondence #4: January 25, 2012: Email from Mr. Waisberg to Mr. Baynham

From: Lorie Waisberg
Date: Wed, 25 Jan 2012 23:00:29 +0000
To: Giles Baynham
ReplyTo: Lorie Waisberg
Cc: John Greenslade
Subject: Re: Baja Mining - Board of Directors

Giles

Thank you for the invitation. I had thought the ball was in your court.

In any event, I am uncomfortable pursuing your invitation until the impasse with Mount Kellet is resolved. I don't understand how shareownership can disqualify someone from being a good director. Indeed, I think it is useful. I have met Steve Lehner and I am confident that his skills, experience, positive attitude and strong alignment with shareholder interests would add a very useful dimension to the Baja board.

I suspect that the dispute with Mount Kellet will be a major distraction for the Board and management of Baja until it is resolved.

I'm happy to discuss these issues with you at your convenience (I believe I gave you my telephone contacts).

Lorie Waisberg

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EXHIBIT E:                      BAJA’S JANUARY 12, 2012 LETTER TO MOUNT KELLETT

BY EMAIL	January 12, 2012

Mount Kellett Master Fund II A LP c/o Mount Kellett Capital Management LP

Attention: Jonathan Fiorello, Chief Operating Officer

Dear Mr. Fiorello:

Re:           Baja Mining Corp.

As we have previously indicated, Baja Mining Corp. (“Baja”) respects and values the views of its shareholders and acknowledges that it is appropriate for a significant shareholder such as Mount Kellett Master Fund II A LP (“Mount Kellett”) to request to nominate directors to the Baja board of directors (the “Board”).

As has also been communicated previously, Baja believes that nominee directors should not be directly affiliated with or employed by the shareholders who nominate them.  This is Baja’s long standing practice, and Baja firmly believes it must be maintained in the interests of good corporate governance and minority shareholder protection.

Baja has already announced its adoption of certain corporate governance policies.

We can advise at this time that Baja will also adopt Mount Kellett’s request to make the Stock Option Plan Institutional Shareholder Services compliant.  Details of Baja’s intended action to address this request will be made public shortly.

We have also given consideration to the suitability of the two candidates for appointment to the Board suggested by you, Mr. Lorie Waisberg and Mr. Stephen Lehner.  The Board has considered both of these candidates and Baja has today issued an invitation to Mr. Waisberg to join the Board.  A copy of our letter to Mr. Waisberg in this regard is enclosed with this letter.

With respect to Mr. Lehner, the conclusion of the Board is that Mr. Lehner does not meet Baja’s criteria for appointment to Baja’s Board.  Baja has noted and considered Mr. Lehner’s qualifications and experience but has concluded that he does not meet Baja’s criteria because he lacks independence from Mount Kellett, he lacks public company board experience and his skills and experience do not meet any current or anticipated need of Baja or its Board.

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The Board believes that to avoid conflicts of interest, directors should not be current employees, senior officers or directors of institutional and corporate shareholders, or their affiliates.

Baja is willing to consider any other candidate Mount Kellett may wish to put forward who meets this Baja Board qualification of being independent from Mount Kellett and who possesses skills and experience that would benefit Baja, its Board and its shareholders.

We invite you to reconsider your insistence on Mr. Lehner and to propose a nominee that meets the Board’s qualifications so that the Board may promptly give consideration to such candidate and if possible avoid any further expense and distraction caused by the pending special meeting which you have requisitioned.

Yours truly,

/s/ Giles Baynham

Giles Baynham
Chairman
Baja Mining Corp.

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BY EMAIL                                                                        January 12, 2012

Dear Mr. Waisberg:

Re:           Baja Mining Corp.

I am writing on behalf of Baja Mining Corp. (“Baja”) to advise you that the Nominating Committee of the Board of Baja has recommended that the Board offer to appoint you as a director to serve until the next Annual General Meeting of the shareholders of Baja.

As you are aware, Mount Kellett Master Fund II A LP (“Mount Kellett”) delivered to Baja a requisition dated December 16, 2011 asking that Baja call a special general meeting of its shareholders for the consideration of certain business including, among other things, your election as a director of Baja.  That Special General Meeting has now been called and will be held on April 3, 2012 (the “Requisitioned Meeting”).

Having received this requisition, the Board initiated a review of your qualifications and suitability to serve as a director of Baja, and sought the advice and guidance of the Nominating Committee in this regard.

The Board has a longstanding practice of having any candidate considered for appointment or election to the Board first meet with one or more representatives of the existing Board.  Further, Baja believes that to avoid conflicts of interest directors should not be current employees, directors, agents or affiliates of institutional and corporate shareholders.

It is the expectation and assumption of the Board that neither of these matters will create any impediment to your appointment.

With that background, we are pleased to offer to appoint you to the Board effective the earlier of April 4, 2012 or upon resolution of the current dispute with Mount Kellett, subject to:

c)	a meeting between you and one or more representatives of the Board, to the satisfaction all parties; and

d)
your confirmation, in writing, that you do not anticipate, expect or hope to receive any compensation, benefit or advantage, other than such compensation as may be provided to you by Baja in the usual course in connection with your fulfillment of your role as a director and in particular that neither you nor any other person expects to receive any such compensation, benefit or advantage from Mount Kellett or any party related to or acting on behalf of Mount Kellett as a result of your agreeing to or in fact being appointed to the Board.

If this invitation is of interest, we would like to arrange for a meeting between you and one or more current members of the Board as soon as possible.  Members of the Board can be available in Toronto the week of January 15, 2012.

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As you will appreciate, your decision to accept or decline this invitation will have an impact on the nature of the business to be put to the shareholders at the Requisitioned Meeting and as such, we would ask that you provide your response by no later than January 18, 2012.

We look forward to hearing from you and to welcoming you to the Board.

Yours truly,

/s/ Giles Baynham

Giles Baynham
Chairman
Baja Mining Corp.

cc:  Jonathan Fiorello, Chief Operating Officer of Mount Kellett Capital Management LP

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EXHIBIT F:                      BAJA’S SHARE PRICE OUTPERFORMANCE - 2011

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EXHIBIT G:                      OPTION PLAN AMENDMENT RESOLUTION

RESOLVED THAT:

The Corporation’s stock option plan (the “Plan”) be amended to:

(a)
Provide for limits on non-executive director participation under the Plan such that the aggregate number of common shares of the Corporation which may be reserved for issuance to the non-executive directors of the Corporation shall not exceed the lesser of (x) a reserve of 1% of the number of common shares outstanding, together with other treasury-based equity compensation plans, if any, at any given point in time, and (y) an annual equity award value of CAD $100,000 per non-executive director, and

(b)
Require shareholder approval for changes to the Plan that increase the number of shares reserved for issuance under the Plan or Plan maximum, reduce the exercise price or cancel and reissue options or other entitlements of non-insider options; extend the term of options beyond the original expiry of non-insider options; permit options granted under the Plan to be transferable or assignable other than for normal estate purposes; or amend the Plan’s amendment provisions.

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